92

08002945

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Trust & Banking

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 04 2008
THOMSON REUTERS

FILE NO. 82- 04617

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dw

DAT : 6/2/08

082-04617

The Sumitomo Trust & Banking Co., Ltd.
Financial Results for Fiscal Year 2007

May 15, 2008

RECEIVED
2008 JUN -2 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tokyo office	: GranTokyo South Tower 1-9-2 Marunouchi, Chiyoda-ku, Tokyo, Japan
Stock exchange listings	: Tokyo and Osaka (code: 8403)
URL	: http://www.sumitomotrust.co.jp/IR/company/index_en.html
Representative	: Hitoshi Tsunekage, President and CEO
Date of the ordinary general meeting of shareholders	: June 27, 2008
Payment date of cash dividends	: June 30, 2008
Filing date of financial statements	: June 30, 2008
Trading accounts	: Established

(All amounts less than one million yen are rounded down.)

1. Consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

3-31-08
ARIS

(1) Consolidated Financial Results (% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income	
Fiscal Year Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
March 31, 2008	1,095,650	28.4	136,985	(19.5)	82,344	(20.7)
March 31, 2007	853,365	8.0	170,171	(1.0)	103,820	3.7

	Net Income per Share	Net Income per Share (Fully Diluted)	Net Income to Net Assets Ratio	Ordinary Profit to Total Assets Ratio	Ordinary Profit to Ordinary Income Ratio
Fiscal Year Ended	Yen	Yen	%	%	%
March 31, 2008	49.17	49.17	7.1	0.6	12.5
March 31, 2007	62.05	62.04	8.8	0.8	19.9

Equity in earnings (losses) of affiliates: Year ended March 31, 2008 (2,702) millions of yen, Year ended March 31, 2007 5,861 millions of yen

(2) Consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
March 31, 2008	22,180,734	1,280,954	4.8	639.76	11.87 (preliminary)
March 31, 2007	21,003,064	1,447,907	5.9	738.78	11.36

Net Assets less Minority Interests: March 31, 2008 1,071,368 millions of yen, March 31, 2007 1,237,157 millions of yen

(*1) Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets

(*2) Consolidated BIS Capital Adequacy Ratio was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Paragraph 2, Article 14 of the Banking Law (FSA Announcement No.19, 2006.)"

(3) Consolidated Cash Flows

	Net Cash Provided by (Used in) Operating Activities	Net Cash Provided by (Used in) Investing Activities	Net Cash Provided by (Used in) Financing Activities	Cash and Cash Equivalents at End of Period
Fiscal Year Ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2008	(153,759)	184,510	14,559	487,255
March 31, 2007	(1,174,494)	744,304	181,729	443,240

2. Dividends

	Dividends per Share			Total Dividends Payment (Annual)	Pay-out Ratio (Consolidated)	Dividends to Net Assets Ratio (Consolidated)
	Interim	Year-end	Annual			
Fiscal Year Ended	Yen	Yen	Yen	Millions of Yen	%	%
March 31, 2007	8.50	8.50	17.00	28,455	27.4	2.4
March 31, 2008	8.50	8.50	17.00	28,469	34.6	2.5
Fiscal Year Ending March 31, 2009 (Forecast)	8.50	8.50	17.00		28.5	

3. Forecasts of Consolidated Financial Results for Fiscal Year 2008 (April 1, 2008 through March 31, 2009)

(% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Six Months Ending September 30, 2008	500,000	(4.3)	75,000	22.2	45,000	19.3	26.87
Fiscal Year Ending March 31, 2009	1,020,000	(6.9)	170,000	24.1	100,000	21.4	59.71

This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.

For further information, please contact the Investor Relation Office, Financial Management Department at +81-3-3286-8354 by phone, +81-3-3286-4654 by facsimile, or e-mail : rstbirnews@sumitomotrust.co.jp.

4. Other Information

(1) Changes in specified subisidiaries result in changes in the scope of consolidation during Fiscal Year 2007: None

(2) Changes in accounting principles, procedures and presentation in preparation of financial statements
1) Changes due to revision in accounting standards: Yes
2) Other changes: None

(3) Number of issued shares (Common stock)
1) Number of issued shares (including treasury stock)
March 31, 2008 : 1,675,128,546 shares, March 31, 2007 : 1,675,034,546 shares
2) Number of treasury stock
March 31, 2008 : 477,196 shares, March 31, 2007 : 429,396 shares

< Reference > Summary of Non-consolidated Financial Results

1. Non-consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

(1) Non-consolidated Financial Results (% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income	
Fiscal Year Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
March 31, 2008	682,644	22.2	103,928	(22.8)	69,924	(14.5)
March 31, 2007	558,470	0.1	134,551	(9.3)	81,813	(7.6)

	Net Income per Share	Net Income per Share (Fully Diluted)
Fiscal Year Ended	Yen	Yen
March 31, 2008	41.75	41.75
March 31, 2007	48.90	48.89

(2) Non-consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Non-Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
March 31, 2008	21,513,246	1,019,800	4.7	608.96	12.73 (preliminary)
March 31, 2007	20,404,956	1,195,505	5.9	713.90	12.25

Net Assets: March 31, 2008 1,019,800 millions of yen, March 31, 2007 1,195,505 millions of yen
(*1) Net Assets to Total Assets Ratio = Net Assets / Total Assets
(*2) Non-Consolidated BIS Capital Adequacy Ratio was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Paragraph 2, Article 14 of the Banking Law (FSA Announcement No.19, 2006.)"

2. Forecasts of Non-consolidated Financial Results for Fiscal Year 2008 (April 1, 2008 through March 31, 2009)

(% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Six Months Ending September 30, 2008	300,000	(5.3)	60,000	40.1	40,000	25.2	23.89
Fiscal Year Ending March 31, 2009	620,000	(9.2)	135,000	29.9	85,000	21.6	50.76

Forecasts in this material are based on information, which is available at this moment, and assumptions of uncertain factors, which may affect future operating results. Actual results may differ materially from those forecasts depending on various future events and conditions. Forecasts do not incorporate the impact of adoption of "Accounting Standard for Lease Transactions(ASBJ Statement No.13)."

Changes in translation of account names
Prior to the Bank start providing financial disclosure through EDINET (Electronic Disclosure for Investors' NETwork) in XBRL format from the first quarter of fiscal year 2008, the Bank adopted, where possible, English translations of the standardized labels of EDINET taxonomy stipulated by Financial Services Agency. Major changes in translations of account names are attached on page 27.
For more information about EDINET, please access http://www.fsa.go.jp/en/news/2008/20080317.html.

Organization of the Sumitomo Trust & Banking group

The Sumitomo Trust & Banking group (The Sumitomo Trust and Banking Co., Ltd., subsidiaries and affiliates, hereafter "STB Group") conducts primarily trust banking business as well as other wide range of services: leasing, credit cards, venture capital, investment trust advisory, housing brokerage and think tank.
STB Group includes 36 consolidated subsidiaries and 7 affiliates accounted for by the equity method.
Positioning of businesses and business segments of STB group at the end of this fiscal year are as follows.

Business Segment	Location	Names of Major Companies
Trust Banking Business	Japan	The Sumitomo Trust and Banking Co., Ltd. (Head office, Branches: 50, Subbranches: 11) Consolidated subsidiaries: 8, Affiliates accounted for by the equity method: 5 [Principal subsidiaries and affiliates] * The Sumishin Shinko Co., Ltd. * Sumishin Guaranty Co., Ltd. * Sumishin Business Service Co., Ltd. * Japan TA Solution, Ltd. * Sumishin Information Service Co., Ltd. ** SBI Sumishin Net Bank, Ltd. ** Japan Pension Operation Service, Ltd. ** Human Resource Management Service & Consulting Co., Ltd. ** Japan Trustee Services Bank, Ltd. ** Japan Trustee Information Systems, Ltd.
	Overseas	The Sumitomo Trust and Banking Co., Ltd. (Branches: 4) Consolidated subsidiaries: 8 [Principal subsidiaries] * The Sumitomo Trust Finance (H.K.) Ltd. * Sumitomo Trust and Banking (Luxembourg) S.A * STB Preferred Capital (Cayman) Ltd. * Sumitomo Trust and Banking Co. (U.S.A.) * STB Preferred Capital 2(Cayman) Ltd. * STB Preferred Capital 3(Cayman) Ltd.
Leasing Business	Japan	Consolidated subsidiaries: 5 [Principal subsidiaries] * STB Leasing & Financial Group Co., Ltd. * STB Leasing Co., Ltd. * Sumishin Matsushita Financial Services Co., Ltd.
	Overseas	Consolidated subsidiary: 1
Financial-Related Business	Japan	Consolidated subsidiaries: 10, Affiliates accounted for by the equity method: 2 [Principal subsidiaries and affiliates] * First Credit Corporation * STB Wealth Partners Co., Ltd. * Life Housing Loan, Ltd. * STB Real Estate Investment Management Co.,Ltd. * Sumishin Life Card Co., Ltd. * Sumishin Card Co., Ltd. * STB Investment Corporation * STB Asset Management Co., Ltd. * STB Research Institute Co., Ltd. * Sumishin Realty Co., Ltd. ** BUSINEXT CORPORATION ** Top REIT Asset Management Co., Ltd.
	Overseas	Consolidated subsidiaries: 4 [Principal subsidiary] * STB Omega Investment Ltd.

Note: * denotes a consolidated subsidiary and ** denotes an affiliate accounted for by the equity method.

Consolidated Balance Sheets

(Millions of Yen)

	Mar-08 (A)	Mar-07 (B)	Change (A-B)
Assets:			
Cash and Due from Banks	891,560	789,472	102,088
Call Loans and Bills Bought	140,780	299,623	(158,842)
Receivables under Securities Borrowing Transactions	152,240	-	152,240
Monetary Claims Bought	581,167	753,314	(172,147)
Trading Assets	1,078,192	608,887	469,305
Money Held in Trust	17,533	20,031	(2,497)
Securities	4,602,451	5,265,243	(662,792)
Loans and Bills Discounted	10,746,228	10,487,237	258,991
Foreign Exchanges	7,946	6,618	1,327
Derivatives Other than for Trading-Assets	1,802,243	―――	―――
Other Assets	1,414,171	2,077,233	(663,061)
Tangible Fixed Assets	132,743	131,120	1,622
Intangible Fixed Assets	148,241	134,619	13,622
Deferred Tax Assets	83,050	26,187	56,863
Customers' Liabilities for Acceptances and Guarantees	488,865	516,865	(28,000)
Allowance for Loan Losses	(106,683)	(106,671)	(11)
Allowance for Investment Loss	-	(6,718)	6,718
Total Assets	22,180,734	21,003,064	1,177,669
Liabilities:			
Deposits	11,875,749	11,361,270	514,479
Negotiable Certificates of Deposit	2,456,695	2,354,648	102,046
Call Money and Bills Sold	140,152	153,620	(13,468)
Payables under Repurchase Agreements	790,588	683,686	106,902
Payables under Securities Lending Transactions	131,957	292,166	(160,208)
Trading Liabilities	338,217	53,682	284,535
Borrowed Money	883,039	927,931	(44,891)
Foreign Exchanges	0	4	(3)
Short-term Bonds Payable	356,754	333,959	22,795
Bonds Payable	598,859	549,455	49,404
Borrowed Money from Trust Account	747,554	1,319,548	(571,993)
Derivatives Other than for Trading-Liabilities	1,620,494	―――	―――
Other Liabilities	437,776	878,955	(441,178)
Provision for Bonuses	6,272	5,752	519
Provision for Directors' Bonuses	75	85	(10)
Provision for Retirement Benefits	9,636	10,078	(441)
Provision for Reimbursement of Deposits	819	―――	―――
Provision for Contingent Loss	7,806	―――	―――
Provision for Relocation Expenses	2,243	-	2,243
Deferred Tax Liabilities	198	107,334	(107,136)
Deferred Tax Liabilities for Land Revaluation	6,021	6,113	(91)
Acceptances and Guarantees	488,865	516,865	(28,000)
Total Liabilities	20,899,780	19,555,157	1,344,622
Net Assets:			
Shareholders' Equity:	1,013,338	959,340	53,997
Capital Stock	287,537	287,517	19
Capital Surplus	242,555	242,538	16
Retained Earnings	483,686	429,674	54,012
Treasury Stock	(441)	(389)	(51)
Valuation and Translation Adjustments:	58,029	277,817	(219,787)
Valuation Difference on Available-for-Sale Securities	65,958	295,213	(229,254)
Deferred Gains or Losses on Hedges	1,107	(9,710)	10,817
Revaluation Reserve for Land	(4,306)	(4,168)	(137)
Foreign Currency Translation Adjustment	(4,729)	(3,517)	(1,212)
Minority Interests	209,586	210,749	(1,163)
Total Net Assets	1,280,954	1,447,907	(166,952)
Total Liabilities and Net Assets	22,180,734	21,003,064	1,177,669

Consolidated Statements of Income

(Millions of Yen)

	Mar-08 (A)	Mar-07 (B)	Change (A-B)
Ordinary Income:			
Trust Fees	74,628	73,226	1,402
Interest Income:	405,653	344,541	61,112
Interest on Loans and Discounts	217,297	184,710	32,587
Interest and Dividends on Securities	155,468	127,848	27,619
Fees and Commissions	131,132	134,250	(3,118)
Trading Income	16,288	8,311	7,977
Other Ordinary Income	418,847	261,632	157,215
Other Income	49,099	31,403	17,695
Ordinary Income	1,095,650	853,365	242,284
Ordinary Expenses:			
Interest Expenses:	243,903	184,455	59,447
Interest on Deposits	107,546	94,162	13,383
Fees and Commissions Payments	28,829	30,498	(1,668)
Trading Expenses	2,885	166	2,718
Other Ordinary Expenses	364,225	222,739	141,485
General and Administrative Expenses	202,939	183,334	19,605
Other Expenses	115,880	61,998	53,881
Ordinary Expenses	958,664	683,194	275,470
Ordinary Profit	136,985	170,171	(33,185)
Extraordinary Income	11,448	5,214	6,234
Extraordinary Loss	2,163	7,607	(5,444)
Income before Income Taxes	146,271	167,778	(21,507)
Income Taxes:			
Current	73,747	59,830	13,916
Deferred	(14,920)	(1,086)	(13,833)
Minority Interests in Income	5,098	5,214	(115)
Net Income	82,344	103,820	(21,475)

Consolidated Statements of Changes in Net Assets

Year ended March 31, 2008 (Millions of Yen)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,517	242,538	429,674	(389)	959,340
Changes of Items during the Period:					
Issuance of New Shares	19	19			39
Dividends from Surplus		-	(28,468)		(28,468)
Net Income			82,344		82,344
Purchase of Treasury Stock				(81)	(81)
Disposal of Treasury Stock		(2)	-	30	27
Reversal of Revaluation Reserve for Land			136		136
Decrease in Reserve for Overseas Investment Loss			(0)		(0)
Net Changes of Items Other than Shareholders' Equity					
Total Changes of Items during the Period	19	16	54,012	(51)	53,997
Balance at the End of the Current Period	287,537	242,555	483,686	(441)	1,013,338

Year ended March 31, 2008 (Millions of Yen)

	Valuation and Translation Adjustments						
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907
Changes of Items during the Period:							
Issuance of New Shares							39
Dividends from Surplus							(28,468)
Net Income							82,344
Purchase of Treasury Stock							(81)
Disposal of Treasury Stock							27
Reversal of Revaluation Reserve for Land							136
Decrease in Reserve for Overseas Investment Loss							(0)
Net Changes of Items Other than Shareholders' Equity	(229,254)	10,817	(137)	(1,212)	(219,787)	(1,163)	(220,950)
Total Changes of Items during the Period	(229,254)	10,817	(137)	(1,212)	(219,787)	(1,163)	(166,952)
Balance at the End of the Current Period	65,958	1,107	(4,306)	(4,729)	58,029	209,586	1,280,954

Consolidated Statements of Changes in Net Assets

Year ended March 31, 2007

(Millions of Yen)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	233	1,832			2,066
Dividends from Surplus		-	(24,256)		(24,256)
Bonuses to Directors			(70)		(70)
Net Income			103,820		103,820
Purchase of Treasury Stock				(145)	(145)
Disposal of Treasury Stock		2	-	6	9
Reversal of Revaluation Reserve for Land			429		429
Increase in Reserve for Overseas Investment Loss			0		0
Net Changes of Items Other than Shareholders' Equity					
Total Changes of Items during the Period	233	1,835	79,922	(138)	81,853
Balance at the End of the Current Period	287,517	242,538	429,674	(389)	959,340

Year ended March 31, 2007

(Millions of Yen)

	Valuation and Translation Adjustments						
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							2,066
Dividends from Surplus							(24,256)
Bonuses to Directors							(70)
Net Income							103,820
Purchase of Treasury Stock							(145)
Disposal of Treasury Stock							9
Reversal of Revaluation Reserve for Land							429
Increase in Reserve for Overseas Investment Loss							0
Net Changes of Items Other than Shareholders' Equity	47,096	(9,710)	(427)	354	37,312	51,663	88,976
Total Changes of Items during the Period	47,096	(9,710)	(427)	354	37,312	51,663	170,830
Balance at the End of the Current Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907

Consolidated Statements of Cash Flows

(Millions of Yen)

	Mar-08 (A)	Mar-07 (B)	Change (A-B)
Net Cash Provided by (Used in) Operating Activities:			
Income before Income Taxes and Others	146,271	167,778	(21,507)
Depreciation	15,313	14,071	1,241
Losses on Impairment of Fixed Assets	170	7,088	(6,918)
Amortization of Goodwill (Negative Goodwill)	8,238	6,171	2,066
Equity in Losses (Earnings) of Affiliates	2,702	(5,861)	8,564
Increase (Decrease) in Allowance for Loan Losses	(503)	29,259	(29,763)
Increase (Decrease) in Allowance for Investment Loss	(6,718)	6,718	(13,437)
Increase (Decrease) in Provision for Bonuses	275	(81)	356
Increase (Decrease) in Provision for Directors' Bonuses	(10)	85	(95)
Increase (Decrease) in Provision for Retirement Benefits	(522)	(635)	112
Increase (Decrease) in Provision for Reimbursement of Deposits	819	-	819
Increase (Decrease) in Provision for Contingent Loss	7,806	-	7,806
Increase (Decrease) in Provision for Relocation Expenses	2,243	-	2,243
Gain on Fund Management	(405,653)	(344,541)	(61,112)
Financing Expenses	243,903	184,455	59,447
Loss (Gain) Related to Securities	3,666	(3,495)	7,162
Loss (Gain) on Money Held in Trust	2,378	(680)	3,058
Foreign Exchange Losses (Gains)	92,386	(84,777)	177,164
Loss (Gain) on Disposal of Noncurrent Assets	1,378	(1,754)	3,133
Net Decrease (Increase) in Trading Assets	(469,305)	(173,842)	(295,462)
Net Increase (Decrease) in Trading Liabilities	284,535	(16,179)	300,715
Net Decrease (Increase) in Loans and Bills Discounted	(156,667)	(257,487)	100,820
Net Increase (Decrease) in Deposit	518,377	997,277	(478,900)
Net Increase (Decrease) in Negotiable Certificates of Deposit	102,046	(54,008)	156,055
Net Increase (Decrease) in Borrowed Money excluding Subordinated Borrowings	(131,728)	37,130	(168,858)
Net Decrease (Increase) in Deposit (excluding Deposit Paid to Bank of Japan)	(58,073)	(147,239)	89,165
Net Decrease (Increase) in Call Loans	333,093	75,699	257,394
Net Decrease (Increase) in Receivables under Securities Borrowing Transactions	(152,240)	-	(152,240)
Net Increase (Decrease) in Call Money	93,434	(815,431)	908,866
Net Increase (Decrease) in Payables under Securities Lending Transactions	(160,208)	(410,884)	250,676
Net Decrease (Increase) in Foreign Exchange-Assets	(1,327)	(3,534)	2,206
Net Increase (Decrease) in Foreign Exchange-Liabilities	(3)	2	(6)
Net Increase (Decrease) in Short-term Bonds Payable	22,784	(90,454)	113,239
Increase (Decrease) in Straight Bonds-Issuance and Redemption	2,150	-	2,150
Net Increase (Decrease) in Borrowed Money from Trust Account	(571,993)	(413,898)	(158,095)
Proceeds from Fund Management	410,907	336,732	74,175
Payments for Finance	(242,958)	(166,196)	(76,762)
Other Net	5,100	(37,586)	42,686
Sub Total	(57,930)	(1,166,098)	1,108,167
Income Taxes Paid	(95,829)	(8,396)	(87,432)
Net Cash Provided by (Used in) Operating Activities	(153,759)	(1,174,494)	1,020,735
Net Cash Provided by (Used in) Investment Activities:			
Purchase of Securities	(7,926,748)	(3,532,205)	(4,394,543)
Proceeds from Sales of Securities	7,304,575	3,386,301	3,918,274
Proceeds from Redemption of Securities	853,548	978,915	(125,367)
Increase in Money Held in Trust	-	(5,000)	5,000
Decrease in Money Held in Trust	119	417	(298)
Purchase of Tangible Fixed Assets	(10,915)	(51,725)	40,810
Proceeds from Sales of Tangible Fixed Assets	1,484	3,722	(2,237)
Purchase of Intangible Fixed Assets	(13,351)	(12,259)	(1,092)
Proceeds from Sales of Intangible Fixed Assets	24	0	24
Purchase of Investments in Subsidiaries Resulting in Change in Scope of Consolidation	(24,225)	(23,462)	(763)
Purchase of Investments in Subsidiaries	-	(399)	399
Net Cash Provided by (Used in) Investment Activities	184,510	744,304	(559,794)
Net Cash Provided by (Used in) Financing Activities:			
Increase in Subordinated Borrowings	45,000	-	45,000
Decrease in Subordinated Borrowings	(58,500)	-	(58,500)
Proceeds from Issuance of Subordinated Bonds and Bonds with Subscription Rights to Shares	89,527	205,203	(115,676)
Payments for Redemption Subordinated Bonds and Bonds with Subscription Rights to Shares	(26,900)	(46,800)	19,900
Proceeds from Issuance of Common Stock	39	466	(427)
Proceeds from Stock Issuance to Minority Shareholders	-	51,735	(51,735)
Cash Dividends Paid	(28,522)	(24,248)	(4,273)
Cash Dividends Paid to Minority Shareholders	(6,031)	(4,492)	(1,538)
Purchase of Treasury Stock	(81)	(145)	63
Proceeds from Sales of Treasury Stock	27	10	17
Net Cash Provided by (Used in) Financing Activities	14,559	181,729	(167,170)
Effect of Exchange Rate Change on Cash and Cash Equivalents	(1,295)	250	(1,545)
Net Increase in Cash and Cash Equivalents	44,014	(248,209)	292,224
Cash and Cash Equivalents at Beginning of Year	443,240	691,450	(248,209)
Cash and Cash Equivalents at End of Year	487,255	443,240	44,014

Significant Accounting Policies and Practices

1. Trading Account Activities

Trading account activities are conducted for short-term profit taking by market-making and sales arbitrages. Trading assets and liabilities include securities, commercial paper, and derivative financial instruments. The mark-to-market accounting method is adopted for such financial instruments, all of which are stated at fair values as "Trading Assets" or "Trading Liabilities" in the consolidated balance sheets.

Trading account securities and monetary claims are stated at fair value of the balance sheet date and derivative financial instruments for trading activities, such as swaps, futures and options, are valued on the assumption that they are settled at the balance sheet date.

Profits and losses on trading transactions shown as "Trading Income" and "Trading Expenses" include interests, changes in fair value of securities and monetary claims between March 31, 2007 and March 31, 2008, and changes in values of derivative financial instruments on the assumption that they are settled at the balance sheet dates, March 31, 2007 and March 31, 2008.

2. Securities

Under the accounting standard for financial instruments, the Sumitomo Trust and Banking Company, Limited ("the Bank") is required to explicitly determine the objectives of holding each security and classify them into (1) securities held for trading purposes ("Trading Securities"), (2) debt securities intended to be held to maturity ("Held-to-Maturity Debt Securities"), (3) stocks issued by subsidiaries and affiliated companies, or (4) all other securities that are not classified in any of the above categories ("Available-for-Sale Securities.")

Held-to-maturity debt securities are carried at amortized cost, using the moving average method. Stocks issued by subsidiaries and affiliated companies that are neither consolidated nor accounted for using the equity method are stated at moving average cost. Japanese stocks classified as Available-for-sale securities with fair value are revaluated at the average market price of the final month in the fiscal year. Securities other than Japanese stocks classified as Available-for-sale securities with fair value are revaluated at the balance sheet date. Available-for-sale securities with no available fair value are carried at cost or amortized cost using the moving average method. Valuation difference on available-for-sale securities , net of taxes, are recorded as a separate component of Net assets in the consolidated balance sheets.

A part of overseas asset backed securities whose fair value had not been available, has been valued at fair value as they become obtainable and verifiable, thus has become subject to recording Valuation difference, net of taxes, in Net assets and Devaluation losses using fair values. As a result, Securities and Valuation difference on Available-for-sale securities decreased by 4,032 million yen and 2,394 million yen, respectively, deferred tax assets increased by 1,637 million yen, and Ordinary income and Income before income taxes both decreased by 14,597 million yen.

3. Securities Invested in Money Held in Trust

Securities invested in money held in trust, which is solely entrusted by the Bank for security trading purpose, are revalued at the fair value.

4. Derivative Financial Instruments

Derivative financial instruments other than trading purposes are valued on the assumption that they are settled at the balance sheet date (the mark-to-market accounting method).

5. Tangible Fixed Assets

Tangible fixed assets are depreciated using the declining-balance method over the following estimated useful lives. Buildings acquired on and after April 1, 1998 are depreciated using the straight-line method.

Buildings	: 3 to 60 years
Equipment	: 2 to 20 years

Tangible fixed asset of subsidiaries are depreciated mainly using the declining-balance method over the estimated useful lives.

In accordance with the taxation reform for the fiscal year 2007, Tangible fixed assets acquired on and after April 1, 2007 are depreciated using a method under the revised corporate tax law. This change did not materially impact on the consolidated financial statements.

Regarding Tangible fixed assets acquired on and before March 31, 2007, the remaining 5% of the purchase price would be depreciated to 1 yen using the straight-line method over 5 years starting from the following fiscal year after such Tangible fixed assets reached allowable limit for depreciation. This change did not materially impact on the consolidated financial statements.

6. Intangible Fixed Assets

Intangible fixed assets are depreciated using the straight-line method. Expenses related to software for internal use are capitalized in "Intangible Fixed Assets" and amortized over the estimated useful lives, generally 5 years.

Goodwill is amortized over the duration which is reasonably determined by each case within 20 years. However, it is expensed as incurred during the each fiscal year if deemed immaterial.

7. Allowance for Loan Losses

As for the Bank, Allowance for loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of assets' quality and the internal rules regarding allowance for possible credit losses.

For claims to debtors who are legally bankrupt or virtually bankrupt, the specific allowance is provided based on the amount of claims, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees from book value after direct deduction described below.

For claims to debtors who are likely to become bankrupt, the specific allowance is provided for the amount considered to be necessary based on an overall solvency assessment, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees.

Among for claims to debtors with more than certain amount of the Bank's claims to debtors, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured loans, or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, allowance is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general allowance is provided based on the historical loan-loss-ratio. The allowance for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by branches and the Global Credit Supervision Department based on the internal rules for self-assessment of assets' quality. The Corporate Risk Management Department, which is independent from the branches and the department, subsequently conducts the audits of their assessments, and the allowance is adjusted to reflect the audit results.

As for the consolidated subsidiaries, Allowance for loan losses for general claims is provided based on the historical loan-loss-ratio, and Allowance for loan losses for specific claims is provided based on the amount expected to be uncollectible for each claim.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount was 32,227 million yen.

8. Provision for Bonuses

Provision for bonuses is provided for the estimated employees' bonuses attributable to each fiscal year.

9. Provision for Directors' Bonuses

Provision for directors' bonuses is provided for the estimated directors' bonuses attributable to each fiscal year.

10. Provision for Retirement Benefits

Provision for retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the respective balance sheet date. Prior service cost is recognized in income or expenses using the straight-line method over the average expected remaining service years (mainly 10 years.) Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service years (mainly 10 years.)

11. Provision for Reimbursement of Deposits

Provision for reimbursement of deposits is provided for the deposits no longer accounted as deposit under certain conditions against the estimated future reimbursement requested by customers calculated based on the past reimbursement record . This provision was introduced by the new accounting treatment made possible by the Auditing and Assurance Practice Committee report No.42, April 13, 2007. As a result of this adoption, Ordinary income and Income before income taxes both decreased by 819 million yen.

12. Provision for Contingent Loss

Provision for contingent loss is provided for possible contingent loss on trust transactions based on individually estimated expected losses. This provision, formerly included in "Allowance for Loan Losses" with the amount of 2,888 million yen, is presented as a separate item in the consolidated balance sheets from March 31, 2008 due to increased materiality.

13. Provision for Relocation Expenses

Provision for relocation expenses is provided for the reasonably estimated cost for integrating and jointly developing office buildings in Tokyo district.

14. Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are primarily translated into yen at the exchange rate at the balance sheet date.

Assets and liabilities of consolidated overseas subsidiaries are translated into yen at the exchange rate at each of the balance sheet date.

15. Accounting for Leases

As for the Bank and its domestic consolidated subsidiaries, finance leases, whereby the ownership of the property was not deemed to be transferred to the lessee, are accounted for by the same accounting treatment used in the operating leases.

16. Derivatives and Hedge Accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as Loans, Bills discounted, Deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). In hedging activities to offset changes in the fair value of deposits, loans, etc., as hedged items, the Bank designates hedged items and interest rate swaps etc. as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuant factor of interest rate for hedged items and for hedging transactions. In accordance with "Temporary Treatment for Accounting and Auditing concerning Application of Accounting Standard for Financial Instruments in Banking Industry" (the JICPA Industry Auditing Committee Report No.15), the bank had adopted "Macro Hedge Accounting" to account for certain interest related derivatives, which were utilized to manage interest rate exposure of certain changes of transactions such as loans and deposits.

Deferred gains or losses on hedges resulted from "Macro Hedge Accounting" are amortized over the remaining period for each hedging transaction. At the balance sheet date, Deferred gains or losses on hedges (before net of taxes) resulted from "Macro Hedge Accounting" were 28,797 million yen and 27,734 million yen, respectively.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry" (the JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25"). The Bank designates specific currency swaps and foreign exchange swaps made to mitigate foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in Available-for-sale securities denominated in foreign currencies (other than bonds) as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot liabilities and forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

Gains and losses arisen from hedging instruments such as interest rate swaps and cross currency swaps among consolidated subsidiaries and between the trading account and other accounts are either accounted as income, losses or deferred as asset, liability or net asset and are not eliminated. This treatment is allowed by the Report No. 24 and 25, under which the Bank operated strictly and nonarbitrarily in conformity with the standard equivalent to the third-party cover transactions that are required for hedge qualification.

(Others)

The Bank also applies the individual deferred hedge accounting to specific assets and liabilities. As for specific assets and liabilities, the Bank also applies the individual deferred hedge accounting. Consolidated subsidiaries apply the individual deferred hedge accounting, the individual fair value hedge accounting and the accrual-basis hedge accounting on interest rate swaps.

17. National and Local Consumption Taxes

National and local consumption taxes of the Bank and consolidated subsidiaries were accounted for using the tax-exclusion method. However, consumption taxes not eligible for deduction such as those with purchasing properties are charged to expenses as incurred.

Scope of Cash and Cash Equivalents in the Consolidated Statement of Cash Flows

In preparing the consolidated statement of cash flows, cash and due from Bank of Japan in the case of the Bank, and cash and due from banks in the case of the consolidated subsidiaries, are considered as "Cash and cash equivalents."

Changes in Significant Accounting Policies and Practice

Accounting Standards for Financial Instruments

As the revision took effect to the scope of securities stipulated in the "Accounting Standards for Financial Instruments" (the ASBJ Statement No.10, revised on June 15, 2007) and the "Practical Guidelines for Financial Instruments Accounting" (the JICPA Accounting System Committee Report No.14, revised on July 4, 2007), the Bank has adopted such revisions from the fiscal year ended March 31, 2008.

Practical Guidelines for Deferred Tax Accounting in Consolidated Financial Statements

The Bank has started to adopt Paragraph 30-2 of the "Practical Guidelines for Deferred Tax Accounting in Consolidated Financial Statements" (the JICPA Accounting System Committee Report No.6, March 29, 2007) from the fiscal year ended March 31, 2008. As a result, Net income for the fiscal year ended March 31, 2008 decreased by 4,134 million yen compared with that calculated by the former method.

Change in the presentation of the Consolidated Balance Sheets

"Derivatives other than for trading-asset," and "Derivatives other than trading-liabilities" are presented as separate items in the consolidated balance sheets as it exceeded 5% of the Total assets. They were formerly included in "Other assets" and "Other liabilities" with the amounts of 591,937 million yen and 567,599 million yen, respectively for the fiscal year ended on March 31, 2008.

Notes to Consolidated Balance Sheets for the Fiscal Year 2007

1. Investments in Stocks of Affiliated Companies

Investments in stocks of affiliated companies excluding consolidated subsidiaries were 47,367 million yen.

2. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" were 1,126 million yen and 56,110 million yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in the Paragraph 1, Item 3 and 4 of Article 96 of "Enforcement Ordinance for the Corporation Tax Law" (Cabinet Order No.97, 1965).

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

3. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" amounted to 4 million yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

4. Restructured Loans

"Restructured Loans" amounted 77,668 million yen.

Restructured loans are those loans whose terms have been relaxed to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

5. Total of Delinquent Loans, Loans More than Three Months Past Due and Restructured Loans

The total of "Loans in Bankruptcy Proceedings", "Other Delinquent Loans", "Loans More than Three Months Past Due" and "Restructured Loans" amounted 134,910 million yen. Note that those amounts described in Notes 2 to 5 are before deducting Allowance for loan losses.

6. Bills Discounted

The Bank treats Bills discounted as financial transaction, which are regulated by the JICPA Industry Auditing Committee Report No. 24. The Bank holds the right to sell or pledge such bills discounted at its discretion and the total face value of these bills amounted to 5,089 million yen.

7. Assets Pledged as Collateral

Following parts of the assets were pledged as collateral.

Trading Assets	343,204	million yen
Securities	1,118,018	million yen
Loans and Bills Discounted	267,889	million yen
Other Assets	37,788	million yen
Corresponding Liabilities of the Assets Pledged as Collateral:		
Deposits	35,211	million yen
Payables under Repurchase Agreements	790,588	million yen
Payables under Securities Lending Transactions	131,957	million yen
Borrowed Money	174,667	million yen

In addition to the items outlined above, "Securities" of 571,967 million yen and "Other Assets" of 197 million yen were pledged mainly as collateral in substitution for settlement of cash or margin of future markets. "Other " includes margin of future markets of 4,777 million yen, security deposits of 16,786 million yen and cash collateral for derivative transactions of 5,076 million yen.

8. Commitment Line Contracts on Overdrafts and Loans

Commitment line contracts on overdrafts and loans are agreements to loan up to committed limit as long as there have been no breach of contracts upon the customers' request. The balance of unused commitment line contracts was 8,241,981 million yen, including 6,655,788 million yen of those either maturing within 1 year or unconditionally cancelable.

Because most of these contracts expire without being drawn down, the balance of unused commitment line contracts itself does not necessarily represent future cash flows of the Bank and its subsidiaries. In addition, most of these contracts contain clauses allowing the Bank and its subsidiaries to reject requests or reduce committed limits, when there are reasonable reasons such as changes in financial condition, needs to protect claims and other similar necessities. The Bank and its subsidiaries may request the customer to provide collateral such as real estate or securities at the time of the contract, and may ask customers to amend clauses or take measures to secure soundness of the credit thereafter through periodical internal monitoring procedures that have already been in place.

9. Revaluation Reserve for Land

In accordance with the "Act on Revaluation of Land" (Law No.34, promulgated on March 31, 1998, hereafter the "Act"), the Bank revaluated land used for business operations. Net unrealized losses on revaluation deducted by "Deferred Tax Liabilities for Land Revaluation" are recorded as "Revaluation Reserve for Land" in "Net Assets."

Revaluation Date: March 31, 1999

Revaluation method as stipulated in the Paragraph 3, Article 3 of the Act:

Revaluations are based on land prices of standardized premises as specified by the Paragraph 1, Article 2 of the "Enforcement Order on Act on Revaluation of Land", and the land prices specified in the Article 4 of the Act after relevant adjustments.

Difference between the fair value on March 31, 2008 of the land for business operations revaluated in accordance with the Article 10 of the Act and its book value after revaluation was 4,049 million yen.

10. Other Assets

"Other Assets" in the consolidated balance sheets includes the amount of 6,316 million yen of the provisional withholding tax payment as the Bank received a reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. After a petition, the Bank filed a lawsuit in the Tokyo District Court on March 31, 2005, and won the case on April 17, 2007. Although the defendant appealed to the Tokyo High Court on May 1, 2007, its appeal was dismissed on March 12, 2008. It filed the final appeal on March 26, 2008.

11. Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of Tangible fixed assets was 104,863 million yen.

12. Tax Qualified Deferred Gains on Tangible Fixed Assets

Total tax qualified deferred gains on tangible fixed assets, which is allowed by the tax law, was 28,337 million yen.

13. Borrowed Money

Borrowed money includes subordinate debt of 125,000 million yen.

14. Bonds Payable

Bonds payable include subordinate bonds of 583,859 million yen.

15. Principal of Guaranteed Trust Account

Principals of Jointly-operated money trusts ("JOMTs") and Loan trust, whose repayment of the principal is guaranteed by the Bank, were 696,894 million yen and 284,609 million yen, respectively.

16. Guarantee Liabilities for Privately-offered Corporate Bonds

The Bank guaranteed 118,207 million yen of corporate bonds in "Securities" which were privately offered (subject to the Paragraph 3, Article 2 of the "Financial Instruments and Exchange Law.")

17. Net Assets per Share

Net assets per share was 639.75 yen

18. Accounting for Leases

Other than Tangible assets in the consolidated balance sheets, the Bank uses a part of computer systems applying finance lease contracts where the ownership deemed not transferred.

19. Projected Pension Obligations

Projected Pension Obligations and others were as follows.

Projected Pension Obligations	(235,645)	million yen
Plan Assets (Fair Value)	237,143	million yen
Unfunded projected benefit obligation	1,498	million yen
Unrecognized net actuarial gain or loss	66,683	million yen
Unrecognized prior service costs (net)	1,354	million yen
Net amount recorded on the consolidated balance sheets	69,535	million yen
Prepaid pension	79,172	million yen
Provision for retirement benefits	(9,636)	million yen

20. Stock Option Plans

The details of stock option plans are as follows.

(1) Stock Option Plans

Resolution Date	June 27, 2003
Number of Eligible Persons by Positions	Directors 13 Executive Officers 13 Employees 415
Total Number and Type of Share Granted	1,186,000 shares of Common Stocks
Grant Date	June 30, 2003
Prerequisite to be Vested	None
Required Service Period	None
Exercise Period	From July 1, 2005 to June 30, 2007

(2) Size and Change of Stock Options

1) Number of Stock Options

(Shares)

Resolution Date	June 27, 2003
Unvested Stock Options	
At the Beginning of Fiscal Year	-
Granted	-
Forfeited	-
Vested	-
At the End of Fiscal Year	-
Vested Stock Options	
At the Beginning of Fiscal Year	99,000
Vested	-
Exercised	94,000
Forfeited	5,000
At the End of Fiscal Year	-

2) Price Information

(Yen)

Resolution Date	June 27, 2003
Exercise Prices	415
Weighted-Average Exercise Date Stock Price	1,217

Notes to Consolidated Statements of Income for the Fiscal Year 2007

1. Other Income
"Other Income" includes gains on sale of stocks and other securities of 31,403 million yen.
2. Other Expenses
"Other expenses" includes losses on devaluation of 40,748 million yen and losses on sales of 7,480 million yen with respect to securities incurred as a result of reexamination of overseas credit investment portfolio, as well as losses on devaluation of stocks and other securities of 30,555 million yen.
3. Extraordinary Income
"Extraordinary income" represents gains from partial redemption of employee retirement benefit trust.
4. Net Income per Share 49.17 yen
5. Net Income per Share (fully diluted) 49.17 yen

Notes to Consolidated Statements of Cash Flows for the Fiscal Year 2007

1. Reconciliation of Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	891,560
Due from Banks (excluding due from Bank of Japan)	(404,305)
Cash and Cash Equivalents	487,255

2. Details of Assets and Liabilities of New Subsidiary Due to Stocks Purchase
The Bank made Life Housing Loan Co., Ltd. (hereafter "Life Housing Loan") its consolidated subsidiary through stock acquisition. Increase in assets and liabilities, and reconciliation of cash flow relating to the acquisition are described as follows.

	(Millions of Yen)
Assets	109,203
Loans and Bills Discounted	102,227
Liabilities	(102,887)
Borrowed Money	(100,900)
Goodwill	18,974
Sub Total	25,291
Purchase Price of Life Housing Loan's Stock	25,291
Cash and Cash Equivalents (Life Housing Loan)	(1,189)
Expense for the Life Housing Loan's Stock Purchase	24,101

Notes to Consolidated Statements of Changes in Net Assets for Fiscal Year 2007

1.Issued Share and Treasury Stock

Issued Share and Treasury Stock are as follows:

(Thousands of Shares)

	Number of Shares Outstanding at the End of Previous Period	Increase	Decrease	Number of Shares Outstanding at the End of Current Period	Note
Number of issued shares:					
Common Stock	1,675,034	94	-	1,675,128	Note 1
Treasury Stock:					
Common Stock	429	80	32	477	Notes 2, 3

Notes:

1. Issued share increased by 94 thousand due to exercise of stock option plans.
2. Treasury stock increased by 80 thousand due to requests for redemption of odd-lot stocks.
3. Treasury stock decreased by 32 thousand due to requests for additional purchase of odd-lot stocks.

2.Dividends

Dividends are as follows:

Resolution	Type of Shares	Cash Dividends Declared	Cash Dividends per Share	Record Date	Effective Date of Distribution
June 28, 2007 Ordinary General Meeting of Shareholders	Common Stock	(Millions of Yen) 14,234	(Yen) 8.50	March 31, 2007	June 29, 2007
November 15, 2007 Board of Directors	Common Stock	(Millions of Yen) 14,234	(Yen) 8.50	September 30, 2007	December 7, 2007

Dividends, which record date is by this period and effective date of distribution is after the end of this period, are as follows.

The Bank is planning to make the following proposal to the ordinary general meeting of shareholders to be held on June 27, 2008.

1) Cash Dividends to be Declared : 14,234 million yen
2) Cash Dividends per Share : 8.50 yen
3) Record Date : March 31, 2008
4) Effective Date of Distribution : June 30, 2008

Retained earnings will be proposed to be allotted for the distribution.

Segment Information (Consolidated)

1. Business Segment

Year ended March 31, 2008 (Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-Related Business	Total	Elimination	Consolidated
I Ordinary Income	703,501	355,509	53,925	1,112,935	(17,285)	1,095,650
Unaffiliated Customers	688,241	355,033	52,375	1,095,650	-	1,095,650
Intersegment	15,259	476	1,549	17,285	(17,285)	-
Ordinary Expenses	580,833	347,012	47,219	975,065	(16,400)	958,664
Ordinary Profit	122,667	8,496	6,706	137,870	(884)	136,985
II Total Assets, Depreciation, Impairment and Capital Expenditures						
Total Assets	21,389,944	1,140,201	372,591	22,902,737	(722,002)	22,180,734
Depreciation	13,922	932	458	15,313	-	15,313
Impairment	82	63	23	170	-	170
Capital Expenditures	21,336	2,379	551	24,267	-	24,267

Year ended March 31, 2007 (Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-Related Business	Total	Elimination	Consolidated
I Ordinary Income	575,189	241,714	50,487	867,391	(14,025)	853,365
Unaffiliated Customers	570,615	241,472	41,278	853,365	-	853,365
Intersegment	4,574	242	9,209	14,025	(14,025)	-
Ordinary Expenses	424,490	231,367	31,822	687,681	(4,486)	683,194
Ordinary Profit	150,698	10,346	18,664	179,710	(9,538)	170,171
II Total Assets, Depreciation, Impairment and Capital Expenditures						
Total Assets	20,209,834	1,114,690	240,724	21,565,248	(562,183)	21,003,064
Depreciation	12,997	635	439	14,071	-	14,071
Impairment	6,950	102	35	7,088	-	7,088
Capital Expenditures	61,405	2,049	530	63,985	-	63,985

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows:
   (1) Trust Banking Business: trust banking and its supplemental and associated businesses.
   (2) Leasing Business: leasing business
   (3) Financial-Related Business: real estate secured loan, credit cards and other businesses.
3. The table above lists ordinary income and ordinary profit, instead of gross sales and business profit of company in other industries.
4. Capital Expenditures include IT related investments.

2. Geographic Segment

Year ended March 31, 2008 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I Ordinary Income	984,484	79,674	52,979	28,541	1,145,679	(50,029)	1,095,650
Unaffiliated Customers	960,781	62,385	49,298	23,185	1,095,650	-	1,095,650
Intersegment	23,703	17,289	3,681	5,356	50,029	(50,029)	-
Ordinary Expenses	792,810	89,067	97,962	26,208	1,006,048	(47,383)	958,664
Ordinary Profit	191,674	(9,393)	(44,983)	2,333	139,631	(2,645)	136,985
II Total Assets	21,217,581	1,538,712	928,336	583,634	24,268,265	(2,087,530)	22,180,734

Year ended March 31, 2007 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I Ordinary Income	750,931	57,684	45,212	30,436	884,265	(30,899)	853,365
Unaffiliated Customers	737,317	46,825	42,642	26,581	853,365	-	853,365
Intersegment	13,614	10,859	2,570	3,855	30,899	(30,899)	-
Ordinary Expenses	589,325	52,054	42,595	28,445	712,420	(29,226)	683,194
Ordinary Profit	161,605	5,630	2,617	1,990	171,844	(1,672)	170,171
II Total Assets	19,424,891	1,506,628	1,050,218	509,191	22,490,930	(1,487,866)	21,003,064

Notes:
1. The table above lists ordinary income and ordinary profit, which are classified each regions into geographic proximity, similarity of economic activities and relationship of business activities, instead of gross sales and business profit of companies in other industries.
2. Americas includes United States, Europe includes United Kingdom and Asia/Oceania includes Singapore.

3. Ordinary Income from Overseas Operation

(Millions of Yen)

	Ordinary Income from Overseas Operations (A)	Consolidated Ordinary Income (B)	(A)/(B)
Year ended March 31, 2008	134,868	1,095,650	12.3%
Year ended March 31, 2007	116,048	853,365	13.6%

Notes:
1. The table above lists a breakdown of ordinary income and ordinary profit instead of gross sales and ordinary profit of companies in other industries.
2. Ordinary income from overseas operation consists of income from transactions of overseas branches of the Bank and overseas consolidated subsidiaries (excluding internal ordinary income among consolidated subsidiaries). These extensive transactions are not categorized by transaction party, geographic segment information is not presented.

Related Party Transactions

There are no material transaction with related parties to be reported for the fiscal year ended March 31, 2008 and 2007.

Fair Value Information for Fiscal Year 2007 (Consolidated)

1. Securities

The information includes a part of "Trading Assets," "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

	March 31, 2008	
Millions of Yen	*Book Value*	*Valuation Difference Reflected on the Statements of Income*
Trading Securities	619,510	450

(b) Held-to-Maturity Debt Securities with Fair Value

	March 31, 2008				
				Unrealized Gain(Loss)	
Millions of Yen	*Book Value*	*Fair Value*	*Difference*	*Gain*	*Loss*
Japanese Government Bonds	439,374	447,281	7,906	7,906	0
Japanese Local Government Bonds	100	100	0	0	0
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	136,890	136,929	38	93	54
Others	281	316	34	35	0
Foreign Bonds	281	316	34	35	0
Total	576,646	584,627	7,980	8,036	56

Notes:
1. Fair value is based on the market closing prices at the balance sheet date date.
2. "Unrealized Gain" and "Loss" are breakdowns of "Difference."

(c) Available-for-Sale Securities with Fair Value

	March 31, 2008				
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Valuation Difference*	*Gain*	*Loss*
Japanese Stocks	478,667	669,831	191,163	217,008	25,844
Japanese Bonds	829,653	829,100	(552)	5,021	5,573
Government Bonds	648,503	649,475	971	4,486	3,515
Local Government Bonds	25,441	25,623	182	210	28
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	155,708	154,001	(1,706)	323	2,030
Others	2,603,717	2,523,932	(79,785)	17,814	97,599
Foreign Stocks	374	1,112	738	738	-
Foreign Bonds	1,979,586	1,910,582	(69,003)	12,700	81,704
Others	623,756	612,236	(11,519)	4,375	15,895
Total	3,912,038	4,022,864	110,826	239,843	129,017

Notes:
1. Book value of Japanese stocks in the consolidated balance sheets is calculated using the average market value during final month of the fiscal year, while that of securities other than Japanese stocks is mainly calculated using the market value at the end of the fiscal year.
2. "Unrealized Gain" and "Loss" are breakdowns of "Valuation Difference."
3. Available-for- sale securities with fair value other than trading securities are written off when the fair value of each securities remarkably declines compared to its cost and the decline is deemed other than temporary at each fiscal year end, and the valuation differences are recognized as losses. According to the Self-Assessment Rules, a "Remarkable Decline in the Fair Value" is recognized based on the classification of issuers as follows:
   - ·Issuers whose classification are ordinary: Fair value is 50% or more lower than cost.
   - ·Issuers whose classification are other than ordinary: Fair value is 30% or more lower than cost.

   In light of current turmoil in the international financial market, where the recovery trend of fair value is not yet materialized, the Bank and its subsidiary additionally wrote off foreign securities of 54,944 million yen, mainly whose fair value is 30% or more lower than cost.

(d) Available-for-Sale Securities sold during the Fiscal Year

	March 31, 2008		
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	7,198,861	92,800	9,569

(e) Securities with No Available Fair Value

The table below summarizes main items of book value of securities with no available fair value.

	March 31, 2008
Millions of Yen	*Book Value*
Held-to-Maturity Debt Securities	-
Available-for-Sale Securities	
Unlisted Japanese Bonds	242,287
Trust Certificates of Loan Trust	——
Unlisted Foreign Securities	——

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with Maturity and Held-to-Maturity Debt Securities

Millions of Yen	*March 31, 2008* *Book Value* 1year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Japanese Bonds	338,883	588,429	401,554	318,885
Government Bonds	172,210	294,614	304,549	317,474
Local Government Bonds	4,862	13,914	6,946	-
Short-Term Corporate Bonds	-	——	——	——
Corporate Bonds	161,810	279,900	90,057	1,411
Others	61,187	616,935	1,015,865	747,942
Foreign Bonds	52,779	522,615	842,493	494,688
Others	8,407	94,319	173,372	253,253
Total	400,070	1,205,365	1,417,419	1,066,828

(h) Investments in Subsidiaries and Affiliates with Fair Value (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

Millions of Yen	*March 31, 2008* Book Value	Valuation Difference Reflected on the Statements of Income
Money Held in Trust for Trading Purpose	15,533	(59)

(b) Money Held in Trust being Held to Maturity

There are no corresponding items.

(c) Other Money Held in Trust (other than for trading purpose and being held to maturity)

Millions of Yen	*March 31, 2008* Cost	Book Value	Difference	Unrealized Gain(Loss) Gain	Loss
Other Money Held in Trust	2,000	2,000	-	-	-

3. Valuation Difference on Available-for-Sale Securities

The table below shows component items of "Valuation Difference on Available-for-Sale Securities" in the consolidated balance sheets.

Millions of Yen	*March 31, 2008*
Valuation Difference	111,382
Available-for-Sale Securities	111,382
Other Money Held in Trust	-
(-) Amount Equivalent to Deferred Tax Liabilities	45,383
Total (before adjustment for Minority Interests)	65,998
(-) Minority Interests	46
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	6
Valuation Difference on Available-for-Sale Securities	65,958

Notes:

1. Valuation difference does not include 243 million yen, which was expensed as the result of the fair value hedging.
2. Valuation difference includes foreign currency translation adjustments on foreign securities with no available fair value and investment associations.

Fair Value Information for Fiscal Year 2006 (Consolidated)

1. Securities

The information includes a part of "Trading Assets," "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

	March 31, 2007	
Millions of Yen	*Book Value*	*Valuation difference Reflected on the Statements of Income*
Trading Securities	534,464	218

(b) Held-to-Maturity Debt Securities with Fair Value

	March 31, 2007				
				Unrealized Gain(Loss)	
Millions of Yen	*Book Value*	*Fair Value*	*Difference*	*Gain*	*Loss*
Japanese Government Bonds	502,183	501,472	(711)	785	1,497
Japanese Local Government Bonds	100	99	(0)	0	0
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	204,292	203,361	(930)	-	930
Others	295	322	27	29	1
Foreign Bonds	295	322	27	29	1
Total	706,871	705,256	(1,614)	815	2,429

Notes:
1. Fair value is based on the market closing prices at the balance sheet date.
2. "Unrealized Gain" and "Loss" are breakdowns of "Difference."

(c) Available-for-Sale Securities with Fair Value

	March 31, 2007				
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Valuation Difference*	*Gain*	*Loss*
Japanese Stocks	481,914	989,188	507,273	514,775	7,501
Japanese Bonds	955,035	951,480	(3,555)	1,340	4,895
Government Bonds	623,930	621,497	(2,433)	802	3,235
Local Government Bonds	62,061	61,884	(177)	234	412
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	269,042	268,098	(944)	303	1,248
Others	2,150,581	2,143,336	(7,245)	17,803	25,049
Foreign Stocks	3	27	24	24	-
Foreign Bonds	1,692,225	1,672,190	(20,035)	3,572	23,607
Others	458,352	471,117	12,765	14,207	1,441
Total	3,587,532	4,084,004	496,472	533,919	37,446

Notes:
1. Book value of Japanese stocks in the consolidated balance sheets is calculated using the average market price during final month of the fiscal year, while that of securities other than Japanese stocks is mainly calculated using the fair value at the end of the fiscal year.
2. "Unrealized Gain" and "Loss" are breakdowns of "Valuation Difference."
3. Valuation difference includes 643 million yen, which was expensed as the result of the fair value hedging.

(d) Available-for-Sale Securities sold during the Fiscal Year

	March 31, 2007		
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	3,248,298	27,204	19,143

(e) Securities with No Available Fair Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2007
Millions of Yen	*Book Value*
Held-to-Maturity Debt Securities	-
Available-for-Sale Securities	
Unlisted Japanese Bonds	237,619
Trust Certificates of Loan Trust	225,258
Unlisted Foreign Securities	92,060

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with Maturity and Held-to-Maturity Debt Securities

	March 31, 2007			
	Book Value			
Millions of Yen	*1year or less*	*More than 1 year but less than 5 years*	*More than 5 years but less than 10 years*	*More than 10 years*
Japanese Bonds	344,357	960,828	535,419	55,069
Government Bonds	196,627	463,310	410,683	53,060
Local Government Bonds	5,109	23,829	33,045	-
Short-Term Corporate Bonds	-	—	—	—
Corporate Bonds	142,620	473,689	91,690	2,009
Others	264,901	712,136	628,122	661,043
Foreign Bonds	164,101	522,380	600,519	436,140
Others	100,799	189,756	27,602	224,902
Total	609,258	1,672,965	1,163,542	716,112

(h) Investments in Subsidiaries and Affiliates with Fair Value (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2007	
Millions of Yen	*Book Value*	*Valuation Difference Reflected on the Statements of Income*
Money Held in Trust for Trading Purpose	18,031	460

(b) Money Held in Trust being Held to Maturity

There are no corresponding items.

(c) Other Money Held in Trust (other than for trading purpose and being held to maturity)

	March 31, 2007				
				Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Book Value*	*Valuation Difference*	*Gain*	*Loss*
Other Money Held in Trust	2,000	2,000	-	-	-

3. Valuation Difference on Available-for-Sale Securities

The table below shows component items of "Valuation Difference on Available-for-Sale Securities" in the consolidated balance sheets.

Millions of Yen	*March 31, 2007*
Valuation Difference	497,074
Available-for-Sale Securities	497,074
Other Money Held in Trust	-
(-) Amount Equivalent to Deferred Tax Liabilities	201,564
Total (before adjustment for Minority Interests)	295,510
(-) Minority Interests	274
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	(22)
Valuation Difference on Available-for-Sale Securities	295,213

Notes:

1. Valuation difference does not include 643 million yen, which was expensed as the result of the fair value hedging.
2. Valuation difference includes foreign currency translation adjustments on foreign securities with no available fair value and investment associations.

Non-Consolidated Balance Sheets

(Millions of Yen)

	Mar-08 (A)	Mar-07 (B)	Change (A-B)
Assets:			
Cash and Due from Banks	860,067	761,614	98,453
Call Loans	54,022	244,125	(190,102)
Receivables under Securities Borrowing Transactions	152,240	-	152,240
Monetary Claims Bought	465,918	646,072	(180,153)
Trading Assets	1,079,618	610,925	468,692
Money Held in Trust	17,533	20,031	(2,497)
Securities	4,891,135	5,504,467	(613,332)
Loans and Bills Discounted	11,033,244	10,797,440	235,804
Foreign Exchanges	7,946	6,618	1,327
Other Assets	2,164,785	1,041,532	1,123,252
Tangible Fixed Assets	116,167	114,020	2,146
Intangible Fixed Assets	21,472	21,392	80
Deferred Tax Assets	63,670	-	63,670
Customers' Liabilities for Acceptances and Guarantees	687,736	741,588	(53,851)
Allowance for Loan Losses	(96,799)	(97,879)	1,080
Allowance for Investment Loss	(5,514)	(6,993)	1,479
Total Assets	21,513,246	20,404,956	1,108,289
Liabilities:			
Deposits	11,810,218	11,317,081	493,137
Negotiable Certificates of Deposit	2,466,695	2,371,648	95,046
Call Money	140,152	153,620	(13,468)
Payables under Repurchase Agreements	790,588	683,686	106,902
Payables under Securities Lending Transactions	131,957	292,166	(160,208)
Trading Liabilities	339,643	55,720	283,922
Borrowed Money	770,820	826,578	(55,757)
Foreign Exchanges	469	183	285
Short-term Bonds Payable	304,814	293,490	11,323
Bonds Payable	315,964	260,590	55,374
Borrowed Money from Trust Account	747,554	1,319,548	(571,993)
Other Liabilities	1,965,696	776,518	1,189,178
Provision for Bonuses	3,954	3,620	333
Provision for Directors' Bonuses	75	85	(10)
Provision for Retirement Benefits	212	200	12
Provision for Reimbursement of Deposits	819	——	——
Provision for Contingent Loss	7,806	——	——
Provision for Relocation Expenses	2,243	-	2,243
Deferred Tax Liabilities	-	107,010	(107,010)
Deferred Tax Liabilities for Land Revaluation	6,021	6,113	(91)
Acceptances and Guarantees	687,736	741,588	(53,851)
Total Liabilities	20,493,446	19,209,450	1,283,995
Net Assets:			
Shareholders' Equity:	956,540	914,963	41,577
Capital Stock	287,537	287,517	19
Capital Surplus:	242,555	242,538	16
Legal Capital Surplus	242,555	242,536	19
Other Capital Surplus	0	2	(2)
Retained Earnings:	426,888	385,296	41,592
Legal Retained Earnings	46,580	46,580	-
Other Retained Earnings	380,308	338,715	41,592
Reserve for Overseas Investment Loss	0	0	(0)
Other Voluntary Reserve	301,870	251,870	50,000
Retained Earnings Brought Forward	78,438	86,845	(8,407)
Treasury Stock	(441)	(389)	(51)
Valuation and Translation Adjustments	63,259	280,542	(217,283)
Valuation Difference on Available-for-Sale Securities	65,936	294,424	(228,488)
Deferred Gains or Losses on Hedges	1,629	(9,713)	11,343
Revaluation Reserve for Land	(4,306)	(4,168)	(137)
Total Net Assets	1,019,800	1,195,505	(175,705)
Total Liabilities and Net Assets	21,513,246	20,404,956	1,108,289

Non-Consolidated Statements of Income

	Mar-08 (A)	Mar-07 (B)	Change (A-B)
			(Millions of Yen)
Ordinary Income:			
Trust Fees	74,641	73,226	1,415
Interest Income:	387,552	333,194	54,357
Interest on Loans and Discounts	205,801	176,239	29,562
Interest and Dividends on Securities	155,491	128,535	26,955
Fees and Commissions	92,936	97,249	(4,312)
Trading Income	16,288	8,311	7,977
Other Ordinary Income	69,736	27,953	41,782
Other Income	41,488	18,535	22,953
Ordinary Income	682,644	558,470	124,173
Ordinary Expenses:			
Interest Expenses:	242,158	187,521	54,637
Interest on Deposits	103,070	90,565	12,505
Fees and Commissions Payments	39,206	39,500	(294)
Trading Expenses	2,885	166	2,718
Other Ordinary Expenses	51,209	16,392	34,816
General and Administrative Expenses	135,182	120,959	14,223
Other Expenses	108,073	59,378	48,694
Ordinary Expenses	578,715	423,918	154,797
Ordinary Profit	103,928	134,551	(30,623)
Extraordinary Income	11,048	5,210	5,838
Extraordinary Loss	1,694	7,264	(5,569)
Income before Income Taxes	113,282	132,497	(19,214)
Income Taxes:			
Current	65,661	48,046	17,614
Deferred	(22,303)	2,636	(24,940)
Net Income	69,924	81,813	(11,889)

Non-Consolidated Statements of Changes in Net Assets

Year ended
March 31, 2008

(Millions of Yen)

	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Retained Earnings	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,517	242,536	2	242,538	46,580	338,715	385,296	(389)	914,963
Changes of Items during the Period:									
Issuance of New Shares	19	19		19					39
Dividends from Surplus		-	-	-	-	(28,468)	(28,468)		(28,468)
Net Income						69,924	69,924		69,924
Purchase of Treasury Stock								(81)	(81)
Disposal of Treasury Stock		-	(2)	(2)		-	-	30	27
Reversal of Revaluation Reserve for Land						136	136		136
Decrease in Reserve for Overseas Investment Loss						(0)	(0)		(0)
Net Changes of Items Other than Shareholders' Equity									
Total Changes of Items during the Period	19	19	(2)	16	-	41,592	41,592	(51)	41,577
Balance at the End of the Current Period	287,537	242,555	0	242,555	46,580	380,308	426,888	(441)	956,540

Year ended
March 31, 2008

(Millions of Yen)

	Valuation and Translation Adjustments				
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	294,424	(9,713)	(4,168)	280,542	1,195,505
Changes of Items during the Period:					
Issuance of New Shares					39
Dividends from Surplus					(28,468)
Net Income					69,924
Purchase of Treasury Stock					(81)
Disposal of Treasury Stock					27
Reversal of Revaluation Reserve for Land					136
Decrease in Reserve for Overseas Investment Loss					(0)
Net Changes of Items Other than Shareholders' Equity	(228,488)	11,343	(137)	(217,283)	(217,283)
Total Changes of Items during the Period	(228,488)	11,343	(137)	(217,283)	(175,705)
Balance at the End of the Current Period	65,936	1,629	(4,306)	63,259	1,019,800

Non-Consolidated Statements of Changes in Net Assets

Year ended March 31, 2007 (Millions of Yen)

	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Retained Earnings	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,233	240,703	-	240,703	46,580	280,799	327,379	(251)	855,115
Changes of Items during the Period:									
Issuance of New Shares	233	1,832		1,832					2,066
Dividends from Surplus		-	-	-	0	(24,256)	(24,256)		(24,256)
Bonuses to Directors						(70)	(70)		(70)
Net Income						81,813	81,813		81,813
Purchase of Treasury Stock								(145)	(145)
Disposal of Treasury Stock		-	2	2		-	-	6	9
Reversal of Revaluation Reserve for Land						429	429		429
Increase in Reserve for Overseas Investment Loss						0	0		0
Net Changes of Items Other than Shareholders' Equity									
Total Changes of Items during the Period	233	1,832	2	1,835	0	57,916	57,916	(138)	59,847
Balance at the End of the Current Period	287,517	242,536	2	242,538	46,580	338,715	385,296	(389)	914,963

Year ended March 31, 2007 (Millions of Yen)

	Valuation and Translation Adjustments				
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	244,674	——	(3,740)	240,934	1,096,049
Changes of Items during the Period:					
Issuance of New Shares					2,066
Dividends from Surplus					(24,256)
Bonuses to Directors					(70)
Net Income					81,813
Purchase of Treasury Stock					(145)
Disposal of Treasury Stock					9
Reversal of Revaluation Reserve for Land					429
Increase in Reserve for Overseas Investment Loss					0
Net Changes of Items Other than Shareholders' Equity	49,749	(9,713)	(427)	39,608	39,608
Total Changes of Items during the Period	49,749	(9,713)	(427)	39,608	99,455
Balance at the End of the Current Period	294,424	(9,713)	(4,168)	280,542	1,195,505

Statements of Trust Account

(Millions of Yen)

	Mar-08 (A)	Mar-07 (B)	Change (A-B)
Assets:			
Loans and Bills Discounted	447,059	591,989	(144,929)
Securities	11,508,943	10,496,104	1,012,838
Money Held in Trust	61,015,610	50,601,325	10,414,285
Securities Held in Custody Accounts	434,419	399,129	35,290
Money Claims	8,908,810	7,058,417	1,850,393
Tangible Fixed Assets	4,343,235	3,854,098	489,136
Intangible Fixed Assets	33,370	23,865	9,504
Other Claims	2,822,637	2,524,875	297,762
Call Loans	45,100	3,800	41,300
Loans to Banking Account	747,554	1,319,548	(571,993)
Cash and Due from Banks	227,355	276,793	(49,438)
Total Assets	90,534,098	77,149,949	13,384,149
Liabilities:			
Money Trusts	25,545,526	21,369,242	4,176,284
Pension Trusts	7,100,851	6,970,683	130,168
Property Formation Benefit Trusts	7,203	8,207	(1,003)
Loan Trusts	278,182	685,561	(407,378)
Securities Investment Trusts	21,484,220	16,912,419	4,571,801
Money Entrusted, other than Money Trusts	3,042,883	3,020,418	22,465
Securities Trusts	15,885,157	13,535,165	2,349,991
Money Claim Trusts	8,638,407	6,740,747	1,897,659
Equipment Trusts	-	1,147	(1,147)
Land and Fixtures Trusts	149,581	146,802	2,778
Composite Trusts	8,402,083	7,759,552	642,530
Other Trusts	0	0	-
Total Liabilities	90,534,098	77,149,949	13,384,149

Major Account Balances
(sum of Banking Account and Trust Account)

(Millions of Yen)

	Mar-08 (A)	Mar-07 (B)	Change (A-B)
Total Employable Funds	47,208,679	42,722,424	4,486,254
Deposits	11,810,218	11,317,081	493,137
Negotiable Certificates of Deposit	2,466,695	2,371,648	95,046
Money Trusts	25,545,526	21,369,242	4,176,284
Pension Trusts	7,100,851	6,970,683	130,168
Property Formation Benefit Trusts	7,203	8,207	(1,003)
Loan Trusts	278,182	685,561	(407,378)

Loans and Bills Discounted	11,480,303	11,389,429	90,874
Banking Account	11,033,244	10,797,440	235,804
Trust Account	447,059	591,989	(144,929)
Investment Securities	16,400,079	16,000,572	399,506
Banking Account	4,891,135	5,504,467	(613,332)
Trust Account	11,508,943	10,496,104	1,012,838

Changes in translation of account names

Front Page

Current translation	Previous translation
Ordinary Income	Operating Income
Ordinary Profit	Operating Profits
Ordinary Profit to Total Assets Ratio	Operating Profits to Total Assets Ratio
Ordinary Profit to Ordinary Income Ratio	Operating Profits to Operating Income Ratio

Consolidated Balance Sheets

Current translation	Previous translation
Consolidated Balance Sheets	Consolidated Balance Sheet
Allowance for Loan Losses	Reserve for Possible Loan Losses
Allowance for Investment Loss	Reserve for Losses on Investment Securities
Short-term Bonds Payable	Short-term Corporate Bonds
Bonds Payable	Bonds and Notes
Provision for Bonuses	Reserve for Employees' Bonus
Provision for Directors' Bonuses	Reserve for Bonus for Directors and Corporate Auditors
Provision for Retirement Benefits	Reserve for Employee Retirement Benefits
Shareholders' Equity	Owners' Equity
Valuation Difference on Available-for-Sale Securities	Net Unrealized Gains on Securities Available for Sale, Net of Taxes
Deferred Gains or Losses on Hedges	Net Deferred Losses on Hedging Instruments, Net of Taxes
Revaluation Reserve for Land	Revaluation Reserve for Land, Net of Taxes
Foreign Currency Translation Adjustment	Foreign Currency Translation Adjustments

Consolidated Statements of Income

Current translation	Previous translation
Consolidated Statements of Income	Consolidated Statement of Income
Ordinary Income	Operating Income
Other Ordinary Income	Other Operating Income
Ordinary Expenses	Operating Expenses
Fees and Commissions Payments	Fees and Commissions
Other Ordinary Expenses	Other Operating Expenses
Ordinary Profit	Operating Profits
Extraordinary Income	Extraordinary Profits
Extraordinary Loss	Extraordinary Losses
Minority Interests in Income	Minority Interests
Income before Income Taxes	Income before Income Taxes and Others

Non-consolidated Balance Sheets

Current translation	Previous translation
Non-Consolidated Balance Sheets	Non-Consolidated Balance Sheet
Allowance for Loan Losses	Reserve for Possible Loan Losses
Allowance for Investment Loss	Reserve for Losses on Investment Securities
Short-term Bonds Payable	Short-term Corporate Bonds
Bonds Payable	Bonds and Notes
Provision for Bonuses	Reserve for Employees' Bonus
Provision for Directors' Bonuses	Reserve for Bonus for Directors and Corporate Auditors
Provision for Retirement Benefits	Reserve for Employee Retirement Benefits
Shareholders' Equity:	Owners' Equity:
Legal Capital Surplus	Capital Surplus Reserve
Legal Retained Earnings	Earned Surplus Reserve
Retained Earnings Brought Forward	Earned Surplus Brought Forward
Valuation Difference on Available-for-Sale Securities	Net Unrealized Gains on Securities Available for Sale, Net of Taxes
Deferred Gains or Losses on Hedges	Net Deferred Losses on Hedging Instruments, Net of Taxes
Revaluation Reserve for Land	Revaluation Reserve for Land, Net of Taxes

Non-Consolidated Statements of Income

Current translation	Previous translation
Non-Consolidated Statements of Income	Non-Consolidated Statement of Income
Ordinary Income	Operating Income
Other Ordinary Income	Other Operating Income
Ordinary Expenses	Operating Expenses
Fees and Commissions Payments	Fees and Commissions
Other Ordinary Expenses	Other Operating Expenses
Ordinary Profit	Operating Profits
Extraordinary Income	Extraordinary Profits
Extraordinary Loss	Extraordinary Losses
Income before Income Taxes	Income before Income Taxes and Others

The Sumitomo Trust & Banking Co., Ltd.

May 15, 2008

Changes in Directors, Statutory Auditors and Executive Officers

(As of June 27, 2008)

The Sumitomo Trust & Banking Co,. Ltd. hereby notifies the following changes of Directors, Statutory Auditors and Executive Officers.

1	Changes in Representative Directors	
	(1)Candidates for Representative Directors	
	Representative Director, Senior Executive Officer (Currently Managing Executive Officer)	Akio Otsuka
	Representative Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	Kiyoshi Mukohara
	Representative Director, Senior Executive Officer (Currently Managing Executive Officer)	Teruhiko Sugita
	Representative Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	Tomoaki Ando
	(2)Retiring Representative Directors	
	(Currently Representative Director, Senior Executive Officer)	Masao Shibuya
	(Currently Representative Director, Senior Executive Officer)	Masakiyo Inoue
2	Changes in Directors and Corporate Auditors	
	(1)Candidates for Directors	
	Director, Managing Executive Officer (Currently Managing Executive Officer)	Rikiya Hattori
	Director, Managing Executive Officer (Currently Managing Executive Officer)	Tetsuo Ohkubo
	Director, Managing Executive Officer (Currently Executive Officer, Regional Executive for the Americas and GM of New York Branch)	Junichi Sayato
	(2)Retiring Directors	
	(Currently Director, Managing Executive Officer)	Masaru Suzuki
	(Currently Director, Managing Executive Officer)	Hiroaki Okuno
	(Currently Director, Representative Director and President of STB Leasing Co., Ltd.)	Jiro Araki

	(3)Candidate for Corporate Auditor	
	Standing Statutory Auditor (Currently Director, Managing Executive Officer)	Masaru Suzuki
	(4)Retiring Corporate Auditor	
	(Currently Standing Statutory Auditor)	Eiichi Tanabe
3	Changes in Executive Officers	
	(1)Candidates for Managing Executive Officers	
	Managing Executive Officer (Currently Executive Officer, Regional Executive for Nagoya and GM of Nagoya Branch)	Hidehiko Asai
	Managing Executive Officer (Currently Executive Officer, GM of Corporate Trust Business Department I)	Fuminari Suzuki
	Managing Executive Officer (Currently Executive Officer, GM of Planning and Coordination Department)	Koichi Hozumi
	Managing Executive Officer (Currently Executive Officer, Representative Director and President of First Credit Corporation)	Yasuyuki Yagi
	(2)Candidates for Executive Officers	
	Executive Officer (Currently GM of Stock Transfer Agency Department)	Kazunori Hino
	Executive Officer (Currently GM of Corporate Risk Management Department)	Tatsuya Tsuboi
	Executive Officer (Currently GM of Pension Trust Department and Pension Consulting Department)	Koji Nohara
	Executive Officer (Currently GM of Tokyo Corporate Business Department I)	Koji Inagaki
	Executive Officer (Currently GM of Asset Management Department)	Seiichiro Nemoto
	Executive Officer (Currently GM of Tokyo Corporate Business Department III)	Koji Yosomiya
	Executive Officer (Currently GM of Corporate Administration Department)	Takashi Imai
	Executive Officer (Currently GM of Financial Institutions Department)	Keiji Tanaka
	(3)Retiring Executive Officers	
	(Currently Executive Officer, GM of Fukuoka Branch)	Takashi Matsui
	(Currently Executive Officer, GM of Kyoto Branch)	Kazumitsu Tanaka
	(Currently Executive Officer, GM of Internal Audit Department)	Kazuyoshi Arakawa

GM: General Manager

Explanatory Material

Fiscal Year 2007 ended on Mar. 31, 2008

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Summary of the financial results for the fiscal year 2007

Financial results

<Consolidated>

- Consolidated net business profit before credit costs increased by 1.4 billion yen from the previous fiscal year to 216.8 billion yen. STB Leasing and Life Housing Loan contributed to consolidated profit by becoming a wholly owned subsidiary in 2H of FY2006 and 1H of FY2007, respectively.
- Ordinary profit decreased by 33.1 billion yen from the previous year due to the increase of non-consolidated total substantial credit costs(*). Net income decreased by 21.4 billion yen from the previous year to 82.3 billion yen.

<Non-consolidated>

- Non-consolidated net business profit before credit costs decreased by 2.0 billion to 173.8 billion from the previous year mainly due to the increase in expenses related to the expansion of personnel and relocation/renovation of offices so as to improve efficiency and to enhance client services. Despite a decrease in fee revenue, such as sales fee of mutual fund, non-consolidated gross business profit before credit costs achieved a 8.0 billion yen increase due to the increased profit from bonds.
- Total substantial credit costs increased by 35.9 billion yen from the previous year to 76.4 billion yen mainly due to the increase in losses related to international credit investments, as more comprehensively explained in Page 9 item 3).
- As a result, ordinary profit decreased by 30.6 billion yen the from previous year, and net income decreased by 11.8 billion yen from the previous year to 69.9 billion yen.

<Outline of the financial results>

(in billions of Yen)

	FY2007	FY2006	Change
Net business profit before credit costs			
Consolidated	216.8	215.4	1.4
Non-consolidated	173.8	175.9	-2.0
Ordinary profit			
Consolidated	136.9	170.1	-33.1
Non-consolidated	103.9	134.5	-30.6
Net income			
Consolidated	82.3	103.8	-21.4
Non-consolidated	69.9	81.8	-11.8

(Non-consolidated)			
Total substantial credit costs (*)	-76.4	-40.5	-35.9
International credit related	-79.3	-	-79.3

(*) "Total substantial credit costs" is a sum of "Total credit costs" and costs in "Net gains on sales of stocks and other securities" and "Other non-recurring profits" which are related to investment in securities of domestic and overseas credit.

<Earnings forecast for FY2008>

- Net business profit before credit costs is forecasted to remain around the previous year level, on both a consolidated and non-consolidated basis, at 215.0 billion yen and 170.0 billion yen, respectively.
- Net income is forecasted to achieve a 20% increase from the previous year at 100.0 billion yen, consolidated, and 85.0 billion yen, non-consolidated, mainly due to the decrease in total substantial credit costs.

<Earnings forecast for FY2008>

(in billions of Yen)

	Consolidated	Non-consolidated
Net business profit before credit costs	215.0	170.0
Ordinary profit	170.0	135.0
Net income	100.0	85.0

<Dividend forecast>

- Dividend per share for full year 2007 is planned to be 17 yen, the same level as the previous year, which equates a consolidated dividend payout ratio of 34.6%.
- We plan a dividend of 17 yen per share for FY2008 , the same level as FY2007, targetting an approximately 30% consolidated dividend payout ratio, which is consistent with our established target.
- In association to the midterm management target as shown in the table below, we plan to maintain an approximately 30% midterm consolidated dividend payout ratio.

<Dividend forecast>

	FY2007	Change fm FY2006	FY2008 Forecast
Dividend per common stock (Yen)	17	-	17
Consolidated dividend payout ratio (%)	34.6%	7.2%	28.5%

<Midterm financial plan>

- We have established a three-year midterm management plan which started in FY2008. Midterm financial management targets include a consolidated net business business profit before credit costs of 250.0 billion yen, a consolidated net income of 125.0 billion yen, and a consolidated ROE of approximately 11%.
- We plan to target our Tier I capital ratio at approximately 8%, while maintaining the high quality of our capital.

<Midterm financial plan>

(Consolidated) (in billions of Yen)

	FY2007 Actual	FY2010 Forecast
Net business profit before credit costs	216.8	250.0
Net income	82.3	125.0
Return on shareholders' equity	8.34%	Approx. 11%
Tier I capital ratio	7.35%	Approx. 8%

Assets and liabilities

<Balance of major accounts>
(Non-consolidated)

- The average balance of non-consolidated loan portfolio during FY2007 stayed around the same level as the previous fiscal year at 11.2 trillion yen. Deposits, including the principal guaranteed trust account, also stayed around the same level as the previous fiscal year at 12.3 trillion yen, as the decrease of the trust account offset the increase of time deposits.
- The average yield, both on loans and deposits, rose mainly due to the increased market rates to reach 1.54% and 0.48%, respectively. The loan-deposit margin, for domestic banking a/c and principal guaranteed trust a/c combined, improved by 0.07% to reach 1.06%.


<Balance of major accounts>
(in trillions of Yen)
(%)
1.27%
1.54%
0.99%
1.06%
0.28%
0.48%
FY2006
FY2007
Loans (average balance)
Deposits + Trust principals (average balance)
Average yield of loans and bills discounted
Average yield on deposits
Loan-deposit margin

<Assets classified under the Financial Reconstruction Law>
(Non-consolidated)
(Banking a/c and principal guaranteed trust a/c combined)

- The total balance of assets classified under the Financial Reconstruction Law decreased by 10.5 billion yen from the previous fiscal year to 107.1 billion mainly due to the upgrade of doubtful and other assets.
- The ratio of assets classified under the Financial Reconstruction Law to the total loan balance decreased by 0.1% from the end of the previous fiscal year to 0.9%.
- Loans to special mention debtors slightly increased by 17.5 billion yen from the end of the previous year to 751.3 billion yen, as the gross increase due to downgrade exceeded the gross decrease due to repayment from special mention debtors.


<Assets classified under the Financial Reconstruction Law>
(in billions of Yen)
733.9
751.3
1.0%
0.9%
117.6
107.1
Mar. 2007
Mar. 2008
Special mention (exc. substandard)
Substandard loans
Doubtful loans
Loans in bankrupt and practically bankrupt
Ratio to total loan balance (Right)

<Net unrealized gains/ losses of "Available-for-sale securities">
(Consolidated)

- Net unrealized gains/losses of "Available-for-sale securities" decreased by 385.6 billion yen from the end of the previous fiscal year to a net gain of 110.8 billion yen.
- The decrease of net unrealized gain of stocks by 316.1 billion yen due to the stagnant domestic stock market and the increase of net unrealized loss of foreign bonds included in "Others" by 48.9 billion yen resulted in the above.


<Net unrealized gains/ losses of "Available-for-sale securities">
(in billions of Yen)
(496.4)
507.2
(110.8)
191.1
-79.7
Mar. 2007
Mar. 2008
Stocks
Bonds
Others

<BIS capital adequacy ratio>
(Consolidated, Preliminary)

- The consolidated BIS capital adequacy ratio and Tier I capital ratio both increased by 0.51% and 0.91% from the end of previous fiscal year to 11.87% and 7.35%, respectively.
- Despite the decrease of total capital by 77.1 billion yen caused by the decline of net unrealized gains of securities, the decrease of total risk-weighted assets by 1,332.0 billion yen mainly due to the roll-out effect of approximately 590.0 billion yen of planned migration of approach on retail assets, such as residential mortgage loans, from the standardized approach to the FIRB (Foundation Internal Ratings-Based) approach, resulted in the above.

<BIS capital adequacy ratio>
(Consolidated, Preliminary) (in billions of Yen)

	Mar. 2008	Change fm Sept 2007	Change fm Mar. 2007
BIS capital adequacy ratio	11.87%	0.07%	0.51%
Tier I capital ratio	7.35%	0.67%	0.91%
Total capital	1,732.6	-103.7	-77.1
Tier I	1,073.5	32.9	47.3
Tier II	760.9	-160.2	-143.7
Less: Deduction	101.7	-23.4	-19.2
Total risk-weighted assets	14,592.9	-962.8	-1,332.0

Status of international credit investment

Non-consolidated; Please refer to page 9 for glossary of terms

<Actions in FY2007>
- For FY2007, we have decided to take a proactive approach relative to the existing accounting policy with regard to the asset-backed securities which has been affected by the severe market conditions during 2H, especially the 4th quarter, of FY2007.
- Firstly, we expanded the scope of impairment process by reclassifying most of asset-backed securities categorized in the Securities with No Available Fair Value to the Securities with Fair Value category, as the availability and validity of the fair value for those securities have become verifiable.
- Secondly, we posted additional impairment by applying a stricter threshold of 30% fair value depreciation from the original cost rather than 50% to overseas asset-backed securities, and we also included any securities which we decided to liquidate into the impairment process irrespective of the unrealized loss ratio of those securities.
- As a result, the amount of impairment loss related to overseas asset-backed securities totaled 50.8 billion yen, which includes an additional impairment loss of 46.8 billion yen. The total substantial credit costs, which include loss on sale and reserve to corporate loan, amounted to 79.3 billion yen.

<Major categories of impairment or reserve;
parenthesized amounts denote impairment losses>
- The impairment loss from SIV Capital notes (25.4 billion yen) and CLO equities (10.1 billion yen), both equity type securities, comprise approximately 70% of total impairment loss from asset-backed securities.
- Other major categories include; Synthetic CDOs which take the credit risk of corporations through credit derivatives (5.2 billion yen), Subprime related RMBS (2.3 billion yen), resecuritized ABS-CDO and CDO mezzanine (4.4 billion yen).
- We have reserved 9.0 billion yen for CLO Warehousing loan based on the valuation of the underlying corporate loan.

<Overview of Asset-backed securities
after impairment as of the end of March 2008>
- The cost of SIV Capital notes and CLO equities, two major components of our impairment process, was reduced to 0.8 billion yen and 15.9 billion yen, respectively, after being almost completely marked down so as to have an unrealized loss of 0.1 billion yen.
- The total cost of other major impaired categories, including 13.0 billion yen in Subprime related RMBS as referred in the chart below, was reduced to 55.5 billion yen with an unrealized loss of 5.7 billion yen.
- To control the risk of SIV Capital notes, high grade RMBS, CLO and financial debt of 123.3 billion yen have been bought from SIV. On the other hand, both the impairment process explained above and strong yen contributed to reduce the total asset-backed securities exposure to 667.6 billion yen with an unrealized loss of 56.5 billion yen, which equates an unrealized loss ratio of 8.5%.

<Overview of Corporate loan as of the end of March 2008>
- We have reduced the exposure of CLO Warehousing loan, within the category of corporate loan, to 42.1 billion yen, approximately 170.0 billion reduction from the peak during 1H of FY2007, as of the end of fiscal year and put a reserve of approximately 21% of the outstanding amount.

<Exposure to Monoline insurance companies>
- We have invested in asset-backed securities, as referred in the chart below, and corporate bonds of 13.9 billion which are guaranteed by "Monoline" insurance companies. We do not have any other direct exposure to them or derivative transactions with them.

<Actions in FY2007 and Portfolio overview>

(in billions of yen)



Balance as of Sep. 2007 (*1)
Asset-backed securities (*2) Total: 718.0 (-22.6)
SIV Capital notes
44.6 (-8.7)
CLO equities
28.2
ABS-CDO CDO mezzanine
40.7
Synthetic CDO
12.9 (-0.8)
Subprime related RMBS
12.4 (-0.6)
Corporate loans Total: 385.7
CLO Warehousing loan
120.1
Actions in FY2007
* Sale of assets to reduce risk
* Expanded MTM + Additional impairment (*)
(*) Add all of i) Stricter threshold of 30% depreciation and ii) ABSs to be liquidated, to impairment process
Losses on sales: 8.2
Impairment: 25.4
Impairment: 10.1
Reclassified from Securities with No Available Fair Value to Securities with Fair Value
Impairment: 4.4
Impairment: 5.2
Impairment: 2.3
Total Impairment: 50.8
(additional impairment: 46.8)
Reserves: 9.0
Losses on sales: 5.2
Balance as of Mar. 2008 (*1)
Asset-backed securities (*2) Total: 667.6 (-56.5)
SIV Capital notes
0.8 (-)
CLO equities
15.9 (-0.1)
ABS-CDO CDO mezzanine
28.8 (-3.9)
Synthetic CDO
13.7 (-0.5)
Subprime related RMBS
13.0 (-1.3)
Corporate loans Total: 285.5
CLO Warehousing loan
42.1

Total substantial credit costs: 79.3 (*3)

(*1) Amount denote either cost or principal amount in billions of yen; parenthesized amounts denote unrealized gains/losses
(*2) "Total" numbers include Securities with No Available Fair Value
(*3) Includes allowance for investment loss of 4.3 billion yen to STB Omega Investment Ltd., Sumitomo Trust's consolidated subsidiary, etc.

I. Outlook of the financial results for the fiscal year 2007

1. Outline of the financial results for the fiscal year 2007

(1) Financial results for the fiscal year 2007

(Consolidated)

		Millions of Yen		
		FY2007	FY2006	Change
Gross profits	1	**406,707**	384,101	22,606
Gross profits before credit costs (1-4)	2	**406,695**	385,461	21,234
Net trust fees	3	**74,628**	73,226	1,402
Principal guaranteed trust a/c credit costs	4	**11**	-1,360	1,372
Trust fees from principal guaranteed trust a/c	5	**11,977**	16,356	-4,378
Other trust fees	6	**62,639**	58,230	4,409
Net interest income	7	**161,750**	160,086	1,664
Net fees and commissions	8	**102,302**	103,751	-1,449
Net trading income	9	**13,403**	8,144	5,258
Net other operating income	10	**54,622**	38,892	15,730
General and administrative expenses	11	**-199,847**	-183,973	-15,873
(excluding amortization of goodwill)	12	**-191,609**	-177,802	-13,807
Personnel expenses	13	**-86,864**	-77,199	-9,665
Non-personnel expenses excluding taxes	14	**-105,264**	-99,850	-5,413
Taxes other than income taxes	15	**-7,718**	-6,923	-794
Provision of general allowance for loan losses	16	**-17,023**	-17,527	504
Banking a/c credit costs	17	**3,673**	-23,185	26,858
Written-off of loans	18	**-6,102**	-6,462	360
Provision of specific allowance for loan losses	19	**14,888**	-16,240	31,129
Provision of allowance for loan losses from borrowers in specified foreign countries	20	**614**	-413	1,028
Losses on sales of loans	21	**-5,727**	-68	-5,659
Net gains on sales of stocks and other securities	22	**-2,263**	4,814	-7,078
Net income from affiliates by equity method	23	**-2,702**	5,861	-8,564
Others	24	**-51,557**	81	-51,639
Ordinary profit	25	**136,985**	170,171	-33,185
Extraordinary profit	26	**9,285**	-2,393	11,678
Gains on return of securities from retirement benefit trusts	27	**9,969**	-	9,969
Income before income taxes	28	**146,271**	167,778	-21,507
Income taxes-current	29	**-73,747**	-59,830	-13,916
Income taxes-deferred	30	**14,920**	1,086	13,833
Minority interests in income	31	**-5,098**	-5,214	115
Net income	32	**82,344**	103,820	-21,475

Total credit costs (4 + 16 + 17)	33	**-13,338**	-42,073	28,735

Net business profit before credit costs	34	**216,888**	215,485	1,402

<Number of subsidiaries/affiliates>

	Mar. 2008	Mar. 2007	Change
Consolidated subsidiaries	**36**	34	2
Affiliates (subject to the equity method)	**7**	7	-

(Non-consolidated)

		Millions of Yen			% change
		FY2007	FY2006	Change	
Gross business profits before credit costs(2-4)	1	**305,796**	297,776	8,019	2.7
Gross profits	2	**305,807**	296,416	9,391	3.2
Net trust fees	3	**74,641**	73,226	1,415	1.9
Principal guaranteed trust a/c credit costs	4	**11**	-1,360	1,372	100.9
Trust fees from principal guaranteed trust a/c	5	**11,977**	16,356	-4,378	-26.8
Net gains on sale of securities	6	**-**	-0	0	100.0
Other trust fees	7	**62,652**	58,230	4,422	7.6
Net interest income	8	**145,505**	145,735	-229	-0.2
Domestic	9	**122,005**	130,217	-8,212	-6.3
Net fees and commissions	10	**53,730**	57,748	-4,018	-7.0
Domestic	11	**53,843**	58,351	-4,507	-7.7
Net trading income	12	**13,403**	8,144	5,258	64.6
Net other operating income	13	**18,526**	11,560	6,965	60.3
Net gains on foreign exchange transactions	14	**6,749**	11,730	-4,980	-42.5
Net gains on bonds	15	**46,450**	-1,179	47,629	4,039.6
Net gains from derivatives other than for trading or hedging	16	**-35,907**	-352	-35,555	-10,091.5
General and administrative expenses	17	**-131,916**	-121,856	-10,059	-8.3
Personnel expenses	18	**-50,425**	-44,386	-6,038	-13.6
Non-personnel expenses excluding taxes	19	**-74,758**	-71,379	-3,379	-4.7
Taxes other than income taxes	20	**-6,732**	-6,090	-641	-10.5
Net business profit before credit costs (1+17)	21	**173,879**	175,920	-2,040	-1.2
excluding Net gains on bonds (21-6-15)	22	**127,429**	177,099	-49,669	-28.0
Provision of general allowance for loan losses	23	**-15,677**	-18,878	3,200	17.0
Net business profit	24	**158,214**	155,681	2,532	1.6
Net non-recurring profit	25	**-54,285**	-21,130	-33,155	-156.9
Net gains on sales of stocks and other securities	26	**4,230**	5,096	-865	-17.0
Gains on sale of stocks and other securities	27	**30,382**	12,573	17,809	141.6
Losses on sale of stocks and other securities	28	**-991**	-2,932	1,940	66.2
Losses on devaluation of stocks and other securities	29	**-25,160**	-4,544	-20,615	-453.6
Banking a/c net credit costs	30	**4,610**	-20,289	24,899	122.7
Written-off of loans	31	**-5,282**	-4,820	-462	-9.6
Provision of specific allowance for loan losses	32	**15,004**	-15,001	30,006	200.0
Provision of allowance for loan losses from borrowers in specified foreign countries	33	**614**	-413	1,028	248.6
Losses on sales of loans	34	**-5,726**	-53	-5,672	-10,562.2
Others	35	**-63,127**	-5,937	-57,190	-963.3
Provision of allowance for investment loss	36	**1,479**	-6,458	7,937	122.9
Provision of allowance for contingencies	37	**-7,806**	-	-7,806	-
Losses related to overseas asset-backed securities	38	**-48,228**	-	-48,228	-
Amortization of net actuarial losses/prior service cost	39	**-2,923**	1,449	-4,373	-301.7
Ordinary profit	40	**103,928**	134,551	-30,623	-22.8
Extraordinary profit	41	**9,354**	-2,054	11,408	555.3
Recoveries of written-off claims	42	**861**	436	424	97.3
Gains on return of retirement benefit trusts	43	**9,969**	-	9,969	-
Income before income taxes	44	**113,282**	132,497	-19,214	-14.5
Income taxes-current	45	**-65,661**	-48,046	-17,614	-36.7
Income taxes-deferred	46	**22,303**	-2,636	24,940	945.8
Net income	47	**69,924**	81,813	-11,889	-14.5

Total credit costs (4+23+30)	48	**-11,054**	-40,527	29,472	72.7

Total substantial credit costs (*)	49	**-76,457**	-40,527	-35,930	-88.7
Losses related to international credit investments	50	**-79,349**	-	-79,349	-

(*) Total substantial credit costs (49) = (48) + "Credit investment related costs of (26) (36) (37)"+ (38)

Dividend per common stock (Yen)		**17.00**	17.00	-	-

(2) Major subsidiaries operating leasing and finance business

	Billions of Yen								
	STB Leasing Group			Sumishin Matsushita Financial Services			First Credit		
	FY2007	FY2006	Change	FY2007	FY2006	Change	FY2007	FY2006	Change
Ordinary profit	**6.7**	6.6	0.1	**3.3**	5.3	-1.9	**11.6**	8.5	3.1
Net income	**4.1**	17.3	-13.1	**2.4**	3.1	-0.7	**11.8**	9.3	2.5

	Billions of Yen								
	STB Leasing Group			Sumishin Matsushita Financial Services			First Credit		
	Mar. 2008	Mar. 2007	Change	Mar. 2008	Mar. 2007	Change	Mar. 2008	Mar. 2007	Change
Total assets	**543.7**	520.4	23.2	**605.1**	601.5	3.6	**206.5**	169.7	36.7
Net assets	**49.6**	46.3	3.2	**71.5**	69.8	1.6	**48.5**	36.6	11.8

Note: STB Leasing Group includes STB Leasing Co., Ltd. and its group companies.

(3) Fee revenue breakdown

(Consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Other trust fees	**62.6**	58.2	4.4
Pension management and other asset management services	**31.9**	32.6	-0.7
Securities processing services	**17.0**	13.4	3.5
Net fees and commissions	**102.3**	103.7	-1.4
Domestic business	**92.8**	97.3	-4.5
Retail financial services	**26.1**	31.0	-4.9
Wholesale financial services	**43.9**	45.5	-1.6
Stock transfer agency services	**20.0**	20.9	-0.9
Real estate	**34.5**	34.9	-0.3
Fees paid for outsourcing	**-14.0**	-14.3	0.2
International business	**9.4**	6.4	3.0
Total	**164.9**	161.9	2.9

Note: Managerial accounting basis.

Fee revenue ratio	**40.5%**	42.0%	-1.5%
Gross profits before credit costs	**406.6**	385.4	21.2

(4) Return on equity

(Consolidated)

	Percentage points		
	FY2007	FY2006	Change
Return (Net income) on shareholders' equity	**8.34**	11.30	-2.96
Return (Net income) on equity	**7.13**	8.81	-1.68

(Non-consolidated)

	Percentage points		
	FY2007	FY2006	Change
Return (Net income) on shareholders' equity	**7.47**	9.24	-1.77
Return (Net income) on equity	**6.31**	7.14	-0.83
Return (Net business profit before credit costs) on shareholders' equity	**18.58**	19.87	-1.29
Return (Net business profit before credit costs) on equity	**15.69**	15.35	0.34

Note: Shareholders' equity = Equity - Valuation and translation adjustments
Equity = Total net assets - Minority interests

2. Assets and liabilities

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

(Non-consolidated)

		Millions of Yen					
		Mar. 2008		Mar. 2007		Change	
		Total	Domestic business	Total	Domestic business	Total	Domestic business
Deposits	(Ending balance)	**11,810,218**	**10,958,061**	11,317,081	10,227,386	493,137	730,674
	(Average balance)	**11,112,981**	**10,210,472**	10,817,337	9,719,277	295,643	491,195
Time deposits	(Ending balance)	**9,663,967**	**8,918,393**	8,878,236	7,980,871	785,730	937,521
	(Average balance)	**9,077,474**	**8,302,132**	8,684,913	7,747,360	392,560	554,772
Liquidity deposits (*)	(Ending balance)	**1,835,112**	**1,833,908**	2,048,690	2,046,144	-213,577	-212,235
	(Average balance)	**1,708,880**	**1,707,682**	1,760,145	1,758,903	-51,264	-51,221
Trust principal	(Ending balance)	**981,504**	**981,504**	1,598,277	1,598,277	-616,773	-616,773
	(Average balance)	**1,282,057**	**1,282,057**	1,850,968	1,850,968	-568,910	-568,910
Loans	(Ending balance)	**11,362,157**	**10,566,900**	11,226,383	10,403,849	135,774	163,051
	(Average balance)	**11,212,296**	**10,431,619**	11,287,518	10,509,722	-75,222	-78,102
Banking account	(Ending balance)	**11,033,244**	**10,237,987**	10,797,440	9,974,906	235,804	263,081
	(Average balance)	**10,803,947**	**10,023,270**	10,838,519	10,060,722	-34,572	-37,452
Principal guaranteed trust account	(Ending balance)	**328,913**	**328,913**	428,943	428,943	-100,029	-100,029
	(Average balance)	**408,349**	**408,349**	448,999	448,999	-40,650	-40,650

(*)Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

(Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Individuals	**8,315,391**	8,056,070	7,998,206	259,320	317,184
Deposits (*)	**7,606,331**	7,252,541	7,073,347	353,790	532,984
Trust principal (Principal guaranteed)	**709,059**	803,529	924,859	-94,469	-215,799
Corporations and other organizations	**2,561,851**	2,861,732	3,001,511	-299,881	-439,659
Deposits (*)	**2,289,406**	2,245,914	2,328,093	43,492	-38,686
Trust principal (Principal guaranteed)	**272,444**	615,818	673,417	-343,373	-400,973
Others	**1,062,322**	804,609	825,946	257,713	236,376
Total	**11,939,565**	11,722,412	11,825,664	217,152	113,901

(*) Excluding NCDs and offshore accounts

(2) Spread

(Non-consolidated)

1) Domestic banking a/c

	Percentage points		
	FY2007	FY2006	Change
Average yield on interest-earning assets (A)	**1.40**	1.24	0.16
Loans and bills discounted (a)	**1.55**	1.25	0.30
Bonds (b)	**1.39**	1.11	0.28
Average yield on interest-bearing liabilities (B)	**0.57**	0.38	0.19
Deposits (c)	**0.51**	0.32	0.19
Gross margin (A) - (B)	**0.83**	0.86	-0.03
Loan-deposit margin (a) - (c)	**1.04**	0.93	0.11

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	FY2007	FY2006	Change
Average yield on interest-earning assets (A)	**1.40**	1.26	0.14
Loans and bills discounted (a)	**1.54**	1.27	0.27
Bonds (b)	**1.39**	1.11	0.28
Average yield on interest-bearing liabilities (B)	**0.53**	0.33	0.20
Deposits (c)	**0.48**	0.28	0.20
Gross margin (A) - (B)	**0.87**	0.93	-0.06
Loan-deposit margin (a) - (c)	**1.06**	0.99	0.07

(3) Balance of mutual fund/ individual annuity (for retail customers)

(Non-consolidated)

	Billions of Yen		
	Mar. 2008	Mar. 2007	Change
Mutual fund	**1,278.1**	1,333.5	-55.3
Individual annuity	**550.0**	490.1	59.8
Total	**1,828.1**	1,823.7	4.4

(4) Deferred hedge gains/ losses of derivative transactions qualifying for hedge accounting

(Non-consolidated)

	Millions of Yen		
	Mar. 2008	Mar. 2007	Change
Interest rate related	**851.1**	-1,091.3	1,942.4
Interest rate swaps	**851.1**	-1,091.3	1,942.4
Currency related	**16.5**	-216.5	233.1
Stock related	**-283.7**	-4.8	-278.9
Total	**583.9**	-1,312.7	1,896.6

(5) Unrealized gains/losses on investment securities

1) Held-to-Maturity Debt Securities with Fair Value

(Consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007				
	Book value	**Fair value**	**Net**	Book value	Fair value	Net	Change of book value	Change of net
Japanese Government Bonds	**439,374**	**447,281**	**7,906**	502,183	501,472	-711	-62,809	8,617
Japanese Local Government Bonds	**100**	**100**	**0**	100	99	-0	-	0
Japanese Corporate Bonds	**136,890**	**136,929**	**38**	204,292	203,361	-930	-67,401	969
Others	**281**	**316**	**34**	295	322	27	-13	6
Foreign bonds	**281**	**316**	**34**	295	322	27	-13	6
Total	**576,646**	**584,627**	**7,980**	706,871	705,256	-1,614	-130,224	9,594

(Non-consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007				
	Book value	**Fair value**	**Net**	Book value	Fair value	Net	Change of book value	Change of net
Japanese Government Bonds	**438,978**	**446,883**	**7,904**	501,839	501,130	-709	-62,860	8,613
Japanese Local Government Bonds	**-**	**-**	**-**	-	-	-	-	-
Japanese Corporate Bonds	**136,890**	**136,929**	**38**	204,292	203,361	-930	-67,401	969
Others	**-**	**-**	**-**	-	-	-	-	-
Foreign bonds	**-**	**-**	**-**	-	-	-	-	-
Total	**575,869**	**583,813**	**7,943**	706,131	704,491	-1,639	-130,262	9,583

2) Available-for-sale securities with Fair Value
(Consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	478,667	669,831	191,163	481,914	989,188	507,273	-3,247	-316,109
Japanese bonds	829,653	829,100	-552	955,035	951,480	-3,555	-125,382	3,002
Government bonds	648,503	649,475	971	623,930	621,497	-2,433	24,572	3,404
Local government bonds	25,441	25,623	182	62,061	61,884	-177	-36,620	360
Corporate bonds	155,708	154,001	-1,706	269,042	268,098	-944	-113,334	-762
Others	2,603,717	2,523,932	-79,785	2,150,581	2,143,336	-7,245	453,135	-72,539
Foreign stocks	374	1,112	738	3	27	24	370	714
Foreign bonds	1,979,586	1,910,582	-69,003	1,692,225	1,672,190	-20,035	287,360	-48,968
Others	623,756	612,236	-11,519	458,352	471,117	12,765	165,404	-24,285
Total	3,912,038	4,022,864	110,826	3,587,532	4,084,004	496,472	324,506	-385,646

(Non-consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	478,567	669,412	190,845	481,705	988,215	506,509	-3,138	-315,664
Japanese bonds	829,653	829,100	-552	955,035	951,480	-3,555	-125,382	3,002
Government bonds	648,503	649,475	971	623,930	621,497	-2,433	24,572	3,404
Local government bonds	25,441	25,623	182	62,061	61,884	-177	-36,620	360
Corporate bonds	155,708	154,001	-1,706	269,042	268,098	-944	-113,334	-762
Others	2,573,201	2,493,618	-79,582	2,100,669	2,093,421	-7,247	472,532	-72,334
Foreign stocks	370	1,093	722	-	-	-	370	722
Foreign bonds	1,955,410	1,886,621	-68,789	1,662,977	1,643,451	-19,526	292,433	-49,263
Others	617,420	605,903	-11,516	437,691	449,970	12,278	179,728	-23,794
Total	3,881,421	3,992,132	110,710	3,537,410	4,033,116	495,706	344,011	-384,996

(6) Cross shareholdings

1) Cross shareholdings (with Fair Value)
(Consolidated)

	Billions of Yen		
	Mar. 2008	Sep. 2007	Mar. 2007
Cost basis (A)	478.6	493.2	481.9
Mark-to-market basis	669.8	913.2	989.1
Tier I (B)	1,073.5	1,040.5	1,026.1
Percentage (A) / (B)	44.5%	47.3%	47.0%

2) Unwinding of cross shareholdings
(Non-consolidated)

	Billions of Yen			
	FY2007		FY2006	
	Full FY2007	1HFY2007	Full FY2006	1HFY2006 (*)
Cost basis	12.8	5.1	47.1	39.6

(*) Sales of Yachiyo Bank's No.1 Preferred Shares (25,000 shares, cost: 28.7 billion yen) to Yachiyo Bank is included.

(7) Status of international credit investment

1) Securities with Fair Value

1. We reclassified most overseas asset-backed securities, which were originally categorized as Securities with No Available Fair Value as shown in numbers 9, 11, and 12 in the chart below, to the Securities with Fair Value category from March 2008, as the availability and validity of the fair value for those securities have become verifiable.

2. We posted an additional impairment from overseas asset-backed securities by applying a stricter threshold of 30% fair value depreciation from cost rather than 50%. We also included any securities which we decided to liquidate into impairment process irrespective of the unrealized loss ratio of those securities. The total impairment loss amounted to 50.8 billion yen, of which the additional impairment losses was 46.8 billion yen.

3. During the 3rd quarter of FY2007, in order to control the risk of SIV Capital notes, high grade RMBS, CLO and financial debt of 123.3 billion yen were bought from SIV. On the other hand, an impairment loss and stronger yen both mainly contributed to reducing the total exposure of asset-backed securities to 663.8 billion yen.

		Billions of Yen						
		Mar. 2008						<For reference>
		Cost (after impairment)			Change from	Unrealized gains/ losses		FY2007
		In total	North America	Europe	Sep. 2007		%	Impairment
Asset-backed securities	1	663.8	297.5	363.0	14.8	-56.5	-8.5%	-50.8
RMBS (Residential mortgage)	2	242.1	19.0	220.8	10.3	-17.7	-7.3%	-4.0
Subprime related RMBS	3	13.0	13.0	-	0.5	-1.3	-10.3%	-2.3
CMBS (Commercial mortgage)	4	38.8	0.7	38.0	6.2	-3.2	-8.3%	-0.1
CLO (Corporate loans)	5	205.5	143.1	62.3	-17.8	-20.6	-10.0%	-0.0
CARDS (Credit card receivables)	6	85.2	74.7	10.4	7.4	-8.5	-10.0%	-0.3
Equity type securities	7	12.9	12.9	-	-31.7	-0.1	-0.9%	-35.5
SIV Capital notes	8	0.8	0.8	-	-43.8	-	-%	-25.4
CLO equities	9	12.1	12.1	-	12.1	-0.1	-1.0%	-10.1
Others	10	79.1	46.8	31.3	40.2	-6.2	-7.9%	-10.6
ABS-CDO	11	10.4	9.3	1.1	10.4	-1.0	-10.2%	-2.7
CDO mezzanine	12	18.3	15.9	2.3	18.3	-2.8	-15.5%	-1.7
Synthetic CDO	13	13.7	7.6	6.0	0.7	-0.5	-3.8%	-5.2
Corporate bonds	14	355.8	39.0	152.6	29.0	-9.0	-2.6%	-
Total	15	1,019.6	336.6	515.7	43.8	-65.6	-6.4%	-50.8

(Reference 1) Outstanding balance of investments guaranteed by "Monoline" insurance companies (included in the above table)

		Billions of Yen						
		Mar. 2008						<For reference>
		Cost (after impairment)			Change from	Unrealized gains/ losses		FY2007
		In total	North America	Europe	Sep. 2007		%	Impairment
Asset-backed securities and corporate bonds	16	13.9	9.0	4.9	5.8	-0.3	-2.2%	-2.0

(Reference 2) Asset-backed securities held by STB Omega Investment Ltd., Sumitomo Trust's 75% owned subsidiary (not included in the top table)

		Billions of Yen						
		Mar. 2008						<For reference>
		Cost (after impairment)			Change from	Unrealized gains/ losses		FY2007 (*)
		In total	North America	Europe	Sep. 2007		%	Impairment
CLO equities	17	5.9	5.9	-	-19.0	-0.0	-0.2%	-5.3

(*) Amount of impairment loss realized by STB Omega Investment Ltd.

(Reference 3) Procedure and organization for Fair Value Verification

We have been utilizing the fair value provided by securities brokers to mark the asset-backed securities. With regards to the securities for which OTC transaction is not observable, in accordance with the guideline "Regarding Auditing of ABS Evaluation" published by JICPA, our risk management section, a department independent from transactions execution, has verified the validity of the range of the price discrepancies between the fair price which was used for mark-to-market purpose and the comparable price which was retrieved or computed for verification purpose by applying the following procedures. As for the overseas asset-backed securities, as of the end of March 2008, we have verified the validity mentioned above of all issues by applying either first or second alternatives of the following analysis and verification procedure.

Overview of Fair Value Verification

1. For securities whose price is available from other brokers or price vendors, such securities as numbers 2, 4, and 6 in the above table, receive a price for comparison purpose.
2. For securities whose model-derived valuations are available, such securities as numbers 5, 9, 11, 12, and 13 in the above table, retrieve significant inputs, such as discount rate, from the market depending on securities category in order to derive the valuation.
3. For securities for which neither price nor model-derived valuations are available, analyze and verify the discrepancies between and among the securities with similar characteristics such as underlying asset or rating.

2) Securities with No Available Fair Value and loans
(Non-consolidated)

		Billions of Yen			
		Balance			Change from
		In total	North America	Europe	Sep. 2007
Other securities	18	34.4	8.8	13.8	-67.1
Asset-backed securities	19	3.7	-	3.7	-65.2
CLO equities	20	3.7	-	3.7	-24.4
Corporate loans	21	285.5	162.9	66.1	-100.1
CLO Warehousing loan	22	42.1	42.1	-	-78.0
Total	23	319.9	171.8	80.0	-167.3

3) Losses related to international credit investments
(Non-consolidated)

		Billions of Yen			
		Total substantial credit costs			
		In total	Total credit costs	Net gains on sales of stocks and other securities	Others
Asset-backed securities	24	-63.4	-	-10.8	-52.5
SIV Capital notes	25	-32.9	-	-	-32.9
CLO equities (*)	26	-15.1	-	-10.8	-4.3
ABS-CDO	27	-2.7	-	-	-2.7
CDO mezzanine	28	-1.7	-	-	-1.7
Synthetic CDO	29	-5.2	-	-	-5.2
Subprime related RMBS	30	-2.3	-	-	-2.3
Corporate loans	31	-15.9	-15.9	-	-
CLO Warehousing loan	32	-14.3	-14.3	-	-
Total	33	-79.3	-15.9	-10.8	-52.5

(*) Amount includes Provision of allowance for investment loss, accounted in "Others" of "Net non-recurring profit", of 4.3 billion yen in relation to equity investment in STB Omega Investment Ltd., Sumitomo Trust's consolidated subsidiary, of 5.2 billion yen.

Glossary of terms

SIV Capital notes	Most junior tranche of security, or equity, funding SIV (Structured Investment Vehicle), which mainly invests in ABS (asset-backed securities) and notes issued by financial institutions.
CLO equities	Most junior tranche of security, or equity, of CLO (Collateralized Loan Obligation), a category of asset-backed securities, which is backed by corporate loans.
ABS-CDO	A category of resecuritization product, backed by other asset-backed securities.
CDO mezzanine	A-rated or BBB-rated, at the time of issuance, tranches of CDOs which are backed by corporate loan or bond portfolio.
Synthetic CDO	Synthetic Collateralized Debt Obligation: A category of securitization products, which utilizes credit derivative transactions to take credit risk of corporations.
CLO Warehousing loan	A short-term, bridge type loan to the issuing entity of CLO securities to fund its accumulation of loan assets.

(8) Non-performing loans
After partial direct written-off

1) Assets classified under the Financial Reconstruction Law (Banking a/c and principal guaranteed trust a/c combined)
(Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Assets classified under the Financial Reconstruction Law (a)	**107,078**	98,199	117,550	8,878	-10,472
Loans in bankrupt and practically bankrupt	**6,854**	5,477	6,499	1,377	355
Doubtful loans	**27,270**	59,803	58,463	-32,532	-31,192
Substandard loans (b)	**72,952**	32,919	52,587	40,033	20,365
Ordinary assets	**12,084,568**	12,087,044	11,966,308	-2,475	118,260
Loans to substandard debtors (excluding Substandard loans) (c)	**4,132**	2,472	30,154	1,659	-26,021
Loans to special mention debtors (excluding (b) and (c))	**747,189**	748,438	703,710	-1,249	43,478
Loans to ordinary debtors	**11,333,246**	11,336,132	11,232,443	-2,886	100,803
Total loan balance (d)	**12,191,646**	12,185,244	12,083,858	6,402	107,788
Ratio to total loan balance (a) / (d)	**0.9%**	0.8%	1.0%	0.1%	-0.1%
Loans to substandard debtors (b)+(c)	**77,084**	35,392	82,741	41,692	-5,656

Note: Partial direct written-off: Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen, Mar. 2007: 23,549 million yen

2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)
(Consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Risk managed loans	**150,312**	132,043	154,783	18,269	-4,471
Loans in bankruptcy proceedings	**1,126**	1,310	2,534	-184	-1,408
Other delinquent loans	**70,766**	96,306	95,820	-25,539	-25,053
Loans more than 3 months past due	**4**	170	2	-165	1
Restructured loans	**78,414**	34,256	56,425	44,158	21,988
Total loans under risk management	**11,075,142**	11,040,839	10,916,180	34,302	158,961
Ratio to total loan balance	**1.4%**	1.2%	1.4%	0.2%	0.0%

Note: Partial direct written-off: Mar. 2008: 29,496 million yen, Sep. 2007: 36,373 million yen, Mar. 2007: 29,837 million yen

(Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Risk managed loans	**106,867**	97,985	117,317	8,882	-10,449
Loans in bankruptcy proceedings	**349**	593	1,763	-244	-1,414
Other delinquent loans	**33,565**	64,471	62,966	-30,906	-29,400
Loans more than 3 months past due	**-**	165	-	-165	-
Restructured loans	**72,952**	32,754	52,587	40,198	20,365
Total loans under risk management	**11,362,157**	11,313,650	11,226,383	48,507	135,774
Ratio to total loan balance	**0.9%**	0.9%	1.0%	0.0%	-0.1%

Note: Partial direct written-off: Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen, Mar. 2007: 23,549 million yen

3. Total risk-weighted assets and capital (Basel II)

(1) Risk measurement methodologies

Credit risk:	Foundation Internal Ratings-Based Approach(*)
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

(*) The Standardized Approach is applied to the material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. Sumitomo Trust plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk management system. The Standardized Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) BIS capital adequacy ratio (Preliminary)

(Consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Total capital	**1,732,688**	1,836,452	1,809,860	-103,764	-77,172
Tier I	**1,073,507**	1,040,536	1,026,199	32,970	47,307
Minority interest	**209,362**	210,397	210,641	-1,035	-1,278
Noncumulative preferred securities issued by overseas special purpose companies	**183,000**	183,000	183,000	-	-
Less: Goodwill equivalents	**115,508**	119,777	104,877	-4,268	10,631
Less: Equivalent to 50% of the excess of expected loss over qualifying reserves	**14,719**	16,165	21,068	-1,445	-6,348
Tier II	**760,940**	921,173	904,656	-160,233	-143,715
Upper Tier II	**366,276**	506,018	534,565	-139,742	-168,289
45% of unrealized gain on available-for-sale securities	**48,096**	167,000	223,049	-118,904	-174,952
45% of revaluation reserve for land	**771**	875	875	-103	-103
General allowance for loan losses	**3,213**	6,942	5,626	-3,729	-2,413
Perpetual subordinated debt	**314,195**	331,200	305,015	-17,005	9,180
Lower Tier II	**394,664**	415,155	370,090	-20,491	24,574
Subordinated term debt and fixed-term preferred stock	**394,664**	415,155	370,090	-20,491	24,574
Less: Deduction (double gearing)	**101,759**	125,257	120,995	-23,497	-19,235
Total risk-weighted assets	**14,592,988**	15,555,868	15,924,988	-962,879	-1,332,000
Amount of credit risk-weighted assets	**13,712,339**	14,719,262	15,100,642	-1,006,923	-1,388,303
Amount of market risk equivalents	**162,263**	135,417	158,957	26,845	3,306
Amount of operational risk equivalents	**718,385**	701,187	665,388	17,198	52,996
BIS capital adequacy ratio	**11.87%**	11.80%	11.36%	0.07%	0.51%
(Tier I capital ratio)	**7.35%**	6.68%	6.44%	0.67%	0.91%

Note : Non-consolidated BIS capital ratio and Tier I ratio are 12.73% and 7.99%, respectively.

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

a. Measurement methodology

Grid Point Sensitivity Approach

b. Selected level of confidence or interest rate shock

For assets in Japanese yen, US dollar and Euro, 1st and 99th percentile of observed interest rate changes using a 1 year holding period and a minimum of 5 years of observations. For assets in the currencies less than 5% of total assets or liabilities, an upward and downward 200 basis point parallel rate shock.

c. Definition of core deposits

The upper limit of the core deposits is defined as the minimum of the following:
(a) minimum balance in the last 5 years, (b) the balance after deducting the maximum annual outflow in the last 5 years from the current balance, or (c) the equivalent of 50% of the current balance. The maturity of up to 5 years (average 2.5 years) is assumed.

d. Outlier ratio

Outlier ratio was 8.44%, below the outlier level (more than 20%).

(Consolidated)

	Billions of Yen
	Mar. 2008 (Preliminary)
Total interest rate risk (A)	154.8
Tier I + Tier II (B)	1,834.4
Outlier ratio (A/B)	8.44%

4. Forecast

(1) Forecast for full FY2008

	Billions of Yen			
	Forecast for FY2008		FY2007	Change
	Full FY2008 (A)	1HFY2008	(Actual) (B)	(A)-(B)
(Consolidated)				
Net business profits before credit costs	**215.0**	95.0	216.8	-1.8
Ordinary profit	**170.0**	75.0	136.9	33.0
Net income	**100.0**	45.0	82.3	17.6
(Non-consolidated)				
Net business profits before credit costs	**170.0**	75.0	173.8	-3.8
Ordinary profit	**135.0**	60.0	103.9	31.0
Net income	**85.0**	40.0	69.9	15.0
Total substantial credit costs	**-25.0**	-10.0	-76.4	51.4
Dividend per common stock (Yen)	**17.00**	8.50	17.00	-
Consolidated dividend payout ratio (%)	**28.5%**	———	34.6%	-6.1%

Note: Forecast is subject to change

5. Management Policy and New Midterm Management Plan

1) Management Policy

In accordance with principle of trust and the Sumitomo business spirit, and recognizing the trend from savings to investment in the macro economy, we have established our management policy keeping in mind our mission, vision and policy to achieve the following;

<Expected Role of the Sumitomo Trust Group: Mission>

Against a background trend from savings to investment in the macro economy, we shall contribute to the sustainable growth of the economy and society, by way of providing appropriate solutions for our clients' assets and by providing high quality products and services, which in turn will support the development of the financial market and other assets, such as securities and real estate, markets as a result of exposing our function of asset management oriented financial intermediary (*), which is a combination of financial intermediary function, which includes conventional loan/deposit business, and our functions of asset management and administration.

(*) Business model of Asset Management Oriented Financial Intermediary Function: Sumitomo Trust's business model, which positions our financial intermediary function as an optimal mixture of our extended functions, such as conventional loan/deposit business, arrangement function, and asset management and administration, to the individual needs of our clients.

<Goal of the Sumitomo Trust Group: Vision>

As an independent Asset Management Oriented Financial Solution Group, we shall become an indispensable partner for our clients and society by speedily providing best and highest services which are client-focused and rich in variety and productivity.

<Policy to achieve our vision>

We shall pursue stable growth by promoting businesses with emphasis on best solutions, best performance, and best balance.

(1) Leveraging "Trustee-ness" and "STB-ness": We shall leverage our "Trustee-ness" by devoting meticulous attention to every case and by offering the most appropriate solutions from the standpoint of each individual client. We shall also leverage our "STB-ness" by providing various, productive and speedy solutions.
(2) Pursuing No. 1 Client Satisfaction and creating value via CSR: We shall aim to become number one in terms of client satisfaction by incessantly enhancing the quality of our services from the clients' point of view. We shall also venture into the new field of business added-value at the same time achieving CSR.
(3) Achieve best balance between "attack" and "defense": We shall establish the best balance between attacking forward and building up defense in order to cope with the changes of business environment with high flexibility.
(4) Reinforcing global business expansion: We shall reinforce our international business horizon not only in the loan and other credit businesses but also fiduciary and real estate businesses by providing globally competitive services.

2) Midterm Management Plan

We started New Midterm Management Plan from FY2008 to FY2010, which includes following mid-term financial target.

(Consolidated)	Billions of Yen	
	FY2007 Actual	FY2010 Forecast
Net business profit before credit costs	216.8	250.0
Net income	82.3	125.0
Return on shareholders' equity	8.34%	Approx. 11%
Tier I capital ratio	7.35%	Approx. 8%

3) Strategies to achieve Midterm Management Plan

(1) Reinforcing strategies of each business line
- Retail: Expand depositary assets and mutual fund investment trust sales volume. Expand product lineup, including insurance, loan and real estate, which timely fits clients' major life events
- Wholesale: Provide comprehensive solution to corporate clients. Promote asset management business by expanding investor base
- Real estate: Improve competitiveness of real estate brokerage service. Further expand real estate asset management by originating investment funds
- Fiduciary: Increase AUM from domestic and international investors by providing a variety of investment products and high level investment consulting services
- Global market: Capture profit making opportunities by utilizing comprehensive risk analysis capabilities. Develop and provide market-oriented financial products to fulfill clients' needs

(2) Expanding of Hybrid type business
- Improve "investment sales" toward clients of entire group, retail and wholesale both inclusive, by utilizing investment consulting capabilities originally targetted to institutional investors
- Expand "wealth management business" to serve high net worth individuals and affluent clients by providing total solution regarding their assets
- Expand comprehensive real estate business by leveraging the overall competence of real estate businesses

(3) Improving infrastructure for management and business
- Enhance risk management structure
- Promote organized human resource development

II. Supplementary information

1. Outline of the financial results

(1) Major subsidiaries and affiliates

Company names	Capital	Primary business	STB Group's share in voting rights	(STB's share in voting rights)	Billions of Yen Net income FY2007	FY2006	Change
(Subsidiaries)							
The Sumishin Shinko Co., Ltd.	Yen 50 mil.	Property maintenance	100	(100)	**0.2**	0.3	-0.1
Sumishin Guaranty Co., Ltd.	Yen 100 mil.	Housing loan guaranty	100	(100)	**2.5**	3.9	-1.4
First Credit Corporation	Yen 13,500 mil.	Finance services	100	(100)	**11.8**	9.3	2.5
STB Leasing & Financial Group Co., Ltd.	Yen 50 mil.	Holding company of leasing subsidiaries	100	(100)	**-0.0**	—	—
STB Leasing Co., Ltd. (*1)	Yen 5,064 mil.	General leasing	100	(-)	**9.9**	16.5	-6.6
STB Wealth Partners Co., Ltd.	Yen 155 mil.	Consulting	100	(100)	**0.0**	-0.0	0.0
Life Housing Loan, Ltd. (*2)	Yen 1,000 mil.	Finance services	100	(100)	**1.4**	—	—
Sumishin Business Service Co., Ltd.	Yen 80 mil.	Agency services/temporary staffing/training services	100	(100)	**-0.0**	-0.0	-0.0
STB Real Estate Investment Management Co., Ltd.	Yen 300 mil.	Asset management	100	(100)	**0.5**	0.8	-0.2
Japan TA Solution, Ltd.	Yen 2,005 mil.	Development and management of systems/operations of entrusted data processing	80	(80)	**0.6**	-0.0	0.7
Sumishin Matsushita Financial Services Co., Ltd.	Yen 20,520 mil.	General leasing/credit cards	66	(-)	**2.4**	3.1	-0.7
Sumishin Life Card Co., Ltd.	Yen 200mil.	Credit cards	51	(51)	**0.0**	0.0	0.0
Sumishin Card Co., Ltd.	Yen 50 mil.	Credit cards	95	(50)	**0.3**	2.5	-2.1
STB Investment Corporation	Yen 35 mil.	Venture capital	100	(40)	**0.0**	0.0	0.0
Sumishin Information Service Co., Ltd.	Yen 100 mil.	Information technology/ commissioned accounting operation	100	(35)	**0.4**	1.7	-1.2
STB Asset Management Co., Ltd.	Yen 300 mil.	Asset management	100	(30)	**1.2**	0.7	0.4
STB Research Institute Co., Ltd.	Yen 300 mil.	Research and consulting/ asset management	100	(29.8)	**0.0**	0.0	0.0
Sumishin Realty Co., Ltd.	Yen 300 mil.	Residential brokerage	100	(5)	**1.0**	3.9	-2.8
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Banking and security services	100	(100)	**0.4**	0.4	0.0
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security and trust services	100	(100)	**0.4**	0.3	0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	**2.9**	1.7	1.1
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	**-3.6**	0.0	-3.7
STB Preferred Capital (Cayman) Ltd.	Yen 85,000 mil.	Finance services	100	(100)	**3.1**	2.7	0.3
STB Preferred Capital 2 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	**1.4**	1.4	0.0
STB Preferred Capital 3 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	**1.3**	—	—
(Affiliates)							
SBI Sumishin Net Bank, Ltd. (*3)	Yen 20,000 mil.	Banking	50	(50)	**-4.7**	—	—
Sumishin SBI Net Bank Research Co., Ltd. (*3)	—	Research and studies	50	(50)	**-1.6**	-0.7	-0.8
Japan Pension Operation Service, Ltd.	Yen 1,500 mil.	Pension plan administration services	50	(50)	**1.0**	0.1	0.9
BUSINEXT CORPORATION	Yen 9,000 mil.	Finance services	40	(40)	**0.1**	0.6	-0.5
Human Resource Management & Consulting Co., Ltd.	Yen 519 mil.	Employees data administration	38.9	(38.9)	**0.1**	0.0	0.0
Top REIT Asset Management Co., Ltd.	Yen 300 mil.	Investment company (Asset management)	38	(38)	**0.3**	0.3	-0.0
Japan Trustee Services Bank, Ltd.	Yen 51,000 mil.	Trust and banking	33.3	(33.3)	**1.1**	1.4	-0.3
Japan Trustee Information Systems, Ltd.	Yen 300 mil.	Information technology/ commissioned accounting operation	33.3	(5)	**0.1**	0.0	0.1

(*1) STB Leasing Co., Ltd. became consolidated subsidiary from affiliated company in December 2006. In addition, effect of intra-group restructuring (7.0 billion yen) is included in the financial results of FY2007.

(*2) Life Housing Loan, Ltd. is not included in financial results of FY2006. (Newly consolidated in May 2007)

(*3) SBI Sumishin Net Bank, Ltd. (former Sumishin SBI Net Bank Research Co., Ltd.) obtained the banking business and commenced its business on September 2007. Numbers for SBI Sumishin Net Bank, Ltd. are the results after its commencement (September 24, 2007 to March 31, 2008).

(2) Breakdown of profit by business group

1) Gross business profits before credit costs

(Non-consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Retail financial services	**87.5**	84.2	3.3
Wholesale financial services	**96.3**	105.3	-8.9
Stock transfer agency services	**18.4**	19.5	-1.0
Global Markets	**49.3**	48.7	0.5
Fiduciary services	**62.4**	55.9	6.5
Pension asset management	**43.0**	41.5	1.5
Securities processing services	**19.5**	14.4	5.0
Real estate	**31.8**	30.0	1.8
Fees paid for outsourcing	**-26.1**	-27.3	1.2
Stock transfer agency services	**-12.1**	-13.0	0.9
Fiduciary services	**-14.0**	-14.3	0.3
Others (*)	**4.5**	1.0	3.5
Gross business profits before credit costs	**305.7**	297.7	8.0

2) Net business profit before credit costs

(Non-consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Retail financial services	**27.5**	27.3	0.2
Wholesale financial services	**59.9**	69.4	-9.5
Stock transfer agency services	**4.1**	4.5	-0.3
Global Markets	**39.8**	39.4	0.3
Fiduciary services	**33.4**	28.5	4.9
Pension asset management	**20.3**	19.9	0.3
Securities processing services	**13.1**	8.5	4.5
Real estate	**23.9**	22.6	1.2
Others (*)	**-10.5**	-11.4	0.8
Net business profits before credit costs	**173.8**	175.9	-2.0

(Consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Retail financial services	**30.3**	29.6	0.6
Wholesale financial services	**92.8**	96.2	-3.3
Stock transfer agency services	**7.7**	9.1	-1.4
Global Markets	**39.8**	39.4	0.3
Fiduciary services	**39.6**	33.1	6.5
Pension asset management	**22.4**	21.3	1.0
Securities processing services	**17.2**	11.7	5.4
Real estate	**26.9**	27.0	-0.0
Others (*)	**-12.6**	-9.9	-2.6
Net business profits before credit costs	**216.8**	215.4	1.4

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

2. Assets and liabilities

(1) Loans

1) Loans to small and mid-sized corporations
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Percentage to total loan balance	**50.5**	49.8	49.9	0.7	0.6
Loan balance	**5,336,715**	5,180,389	5,188,293	156,326	148,421

2) Consumer loans
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Residential mortgage loans	**1,550,336**	1,505,611	1,506,471	44,724	43,864
Other consumer loans	**376,786**	377,093	380,334	-306	-3,547
Total	**1,927,122**	1,882,704	1,886,806	44,417	40,316

3) Real estate non recourse loans
(Banking a/c) (Non-consolidated)

	Billions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Loan balance	**1,119.1**	1,014.4	930.5	104.7	188.6

4) Overseas loan by borrowers' location
(Non-consolidated)

	Millions of Yen				
	Mar. 2008			Mar. 2007	Change from Mar. 2007
	Total	Japanese affiliates	Non-Japanese	Total	
North America	**308,141**	**177,538**	**130,603**	302,514	5,626
Europe	**165,127**	**92,540**	**72,587**	132,816	32,310
Asia	**318,188**	**277,028**	**41,159**	257,074	61,113
Total	**1,081,107**	**753,463**	**327,644**	1,093,533	-12,425

5) Loans by industry
(Non-consolidated)

	Millions of Yen						
	Mar. 2008				Mar. 2007		
	Banking a/c	Trust a/c (*)	Banking + Trust a/c		Banking a/c	Trust a/c (*)	Banking + Trust a/c
				Change from Mar. 2007			
Domestic Branches (excluding offshore)	**10,237,987**	**328,913**	**10,566,900**	**163,051**	9,974,906	428,943	10,403,849
Manufacturing	**1,348,600**	**13,220**	**1,361,821**	**52,466**	1,297,427	11,927	1,309,354
Agriculture, forestry, fishing, mining	**19,302**	**-**	**19,302**	**-7,127**	26,429	-	26,429
Construction	**120,826**	**787**	**121,614**	**-23,390**	143,429	1,575	145,004
Energy and utilities	**160,456**	**1,908**	**162,364**	**207**	159,684	2,472	162,157
Communication	**142,607**	**7**	**142,614**	**7,314**	135,285	15	135,300
Transportation	**659,084**	**5,005**	**664,090**	**-12,402**	673,541	2,952	676,493
Wholesale and retail	**910,224**	**932**	**911,156**	**18,056**	887,520	5,580	893,100
Finance and insurance	**1,917,404**	**33,000**	**1,950,404**	**21,726**	1,901,677	27,000	1,928,677
Real estate	**1,582,264**	**7,448**	**1,589,713**	**167,244**	1,413,205	9,264	1,422,469
Various services	**1,228,784**	**111,562**	**1,340,347**	**-107,901**	1,252,938	195,310	1,448,249
Others	**2,148,430**	**155,040**	**2,303,470**	**46,857**	2,083,767	172,845	2,256,612
Overseas branches and offshore	**795,256**	**-**	**795,256**	**-27,277**	822,533	-	822,533
Total	**11,033,244**	**328,913**	**11,362,157**	**135,774**	10,797,440	428,943	11,226,383

(*) Trust a/c is principal guaranteed trust a/c

(2) Assets classified under the Financial Reconstruction Law

(After partial direct written-offs)

1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Assets classified under the Financial Reconstruction Law (a)	**91,676**	94,351	98,032	-2,675	-6,356
Loans in bankrupt and practically bankrupt	**4,978**	3,223	4,211	1,755	767
Doubtful loans	**14,490**	58,979	58,063	-44,488	-43,572
Substandard loans (b)	**72,206**	32,149	35,758	40,057	36,448
Ordinary assets	**11,771,057**	11,675,454	11,556,882	95,602	214,174
Loans to substandard debtors (excluding Substandard loans) (c)	**4,080**	2,419	28,948	1,661	-24,868
Loans to special mention debtors (excluding (b) and (c))	**737,722**	713,054	702,297	24,667	35,424
Loans to ordinary debtors	**11,029,253**	10,959,980	10,825,635	69,273	203,617
Total loan balance (d)	**11,862,733**	11,769,806	11,654,915	92,926	207,817
Ratio to total loan balance (a) / (d)	**0.8%**	0.8%	0.8%	0.0%	0.0%
Loans to substandard debtors (b)+(c)	**76,287**	34,568	64,707	41,719	11,580

Note: Partial direct written-off: Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen, Mar. 2007: 23,549 million yen

2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Assets classified under the Financial Reconstruction Law (e)	**15,402**	3,848	19,517	11,554	-4,115
Loans in bankrupt and practically bankrupt	**1,876**	2,253	2,287	-377	-411
Doubtful loans	**12,780**	824	400	11,955	12,379
Substandard loans (f)	**745**	770	16,829	-24	-16,083
Ordinary assets	**313,511**	411,589	409,425	-98,078	-95,914
Loans to substandard debtors (excluding Substandard loans) (g)	**51**	53	1,205	-1	-1,153
Loans to special mention debtors (excluding (f) and (g))	**9,467**	35,383	1,412	-25,916	8,054
Loans to ordinary debtors	**303,992**	376,152	406,807	-72,159	-102,814
Total loan balance (h)	**328,913**	415,437	428,943	-86,524	-100,029
Ratio to total loan balance (e) / (h)	**4.7%**	0.9%	4.6%	3.8%	0.1%
Loans to substandard debtors (f)+(g)	**797**	823	18,034	-26	-17,237

3) Asset classified under the Financial Reconstruction Law as of Mar. 31, 2008 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 4,978 (4,211)	100% (100%)	Specific allowance for loan losses (b)	361	100% (100%) (b) / ((a)-(c))
			Guarantee and collateral (c)	4,617	
Doubtful loans (B)	(d) 14,490 (58,063)	76% (85%)	Uncovered	3,369	62% (68%) (e) / ((d)-(f))
			Specific allowance for loan losses (e)	5,688	
			Guarantee and collateral (f)	5,433	
Substandard loans (C)	(g) 72,206 (35,758)	77% (48%)	Uncovered	16,181	48% (29%) (h) / ((g)-(i))
			General allowance for loan losses (h)	15,353	
			Guarantee and collateral (i)	40,672	
Ordinary assets	11,771,057 (11,556,882)		General allowance for loan losses	72,483	
			Allowance for loan losses in specified foreign countries	-	
Total loan balance	11,862,733 (11,654,915)		Total of (A), (B) and (C)	91,676 (98,032)	Ratio to total loan balance 0.8%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	1,876 (2,287)	100% (100%)	Guarantee and collateral	1,876	Reserves for loan trust 1,839
Doubtful loans (E)	12,780 (400)	100% (99%)	Guarantee and collateral	12,780	Reserves for JOMT (Jointly-operated money trust) 924
Substandard loans (F)	745 (16,829)	100% (100%)	Guarantee and collateral	745	
Ordinary assets	313,511 (409,425)				
Total loan balance	328,913 (428,943)		Total of (D), (E) and (F)	15,402 (19,517)	Ratio to total loan balance 4.7%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	12,191,646 (12,083,858)	Total of (A),(B),(C),(D),(E) and (F)	107,078 (117,550)	Ratio to grand total loan balance 0.9%

Note: Numbers in parenthesis are as of Mar. 2007

4) Assets classified under the Financial Reconstruction Law by industry

(Non-consolidated)

	Millions of Yen						
	Mar. 2008				Mar. 2007		
	Banking a/c	Trust a/c(*)	Banking + Trust a/c	Change from Mar. 2007	Banking a/c	Trust a/c(*)	Banking + Trust a/c
Domestic Branches (excluding offshore)	47,293	15,402	62,695	-54,486	97,664	19,517	117,182
Manufacturing	5,735	-	5,735	481	5,254	-	5,254
Agriculture, forestry, fishing, mining	-	-	-	-	-	-	-
Construction	1,383	-	1,383	-467	1,850	-	1,850
Energy and utilities	-	-	-	-	-	-	-
Communication	60	-	60	-40	100	-	100
Transportation	-	-	-	-39,005	39,005	-	39,005
Wholesale and retail	21,355	-	21,355	321	21,033	-	21,033
Finance and insurance	-	-	-	-	-	-	-
Real estate	6,263	-	6,263	-10,825	13,396	3,692	17,089
Various services	2,999	-	2,999	-3,163	6,163	-	6,163
Others	9,495	15,402	24,898	-1,787	10,860	15,824	26,685
Overseas branches and offshore	44,382	-	44,382	44,014	368	-	368
Total	91,676	15,402	107,078	-10,472	98,032	19,517	117,550

(*) Trust a/c is principal guaranteed trust a/c

5) Allowance for loan losses

Banking account (Consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Allowance for loan losses	**106,683**	130,674	106,671	-23,990	11
General allowance for loan losses	**93,609**	99,927	76,383	-6,318	17,226
Specific allowance for loan losses	**13,074**	29,995	29,568	-16,921	-16,494
Allowance for loan losses from borrowers in specified foreign countries	**-**	750	720	-750	-720

Banking account (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Allowance for loan losses	**96,799**	120,967	97,879	-24,167	-1,080
General allowance for loan losses	**88,437**	94,998	72,760	-6,560	15,677
Specific allowance for loan losses	**8,361**	25,217	24,398	-16,856	-16,037
Allowance for loan losses from borrowers in specified foreign countries	**-**	750	720	-750	-720

Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Reserves for loan trust	**1,839**	3,467	4,136	-1,628	-2,297
Reserves for jointly-operated money trust	**924**	1,175	1,235	-251	-310
Total	**2,763**	4,643	5,372	-1,879	-2,608

6) Reserve ratio for loans to special mention/ordinary debtors (general allowance for loan losses)

Banking account (Non-consolidated)

	Percentage points				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Special mention	**8.9**	10.8	7.6	-1.9	1.3
Substandard debtors	**20.3**	21.0	14.1	-0.7	6.2
Against uncovered portion	**61.8**	29.5	24.8	32.3	37.0
Other than substandard debtors	**7.7**	10.3	7.0	-2.6	0.7
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general allowance for loan losses/loan amount

(3) Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined)

1) Loans outstanding in doubtful or worse categories (Non-consolidated)

Total

	Billions of Yen									
	Before Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Sep. 2006	Mar. 2007	Sep. 2007	Mar. 2008	Change from Sep. 2007
Loans in bankrupt/practically bankrupt	131.3	79.2	15.5	42.2	7.3	6.0	6.5	5.5	6.9	1.4
Doubtful loans	909.9	47.9	88.1	20.6	19.3	23.4	58.5	59.8	27.3	-32.5
Total	1,041.2	127.1	103.6	62.9	26.6	29.4	65.0	65.3	34.1	-31.2
Loans outstanding in doubtful or worse categories as of Mar. 2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt	131.3	77.7	9.9	6.4	5.7	4.1	3.6	3.4	2.8	-0.6
Doubtful loans	909.9	35.1	21.0	13.1	6.9	6.4	2.0	1.0	0.7	-0.2
Total	1,041.2	112.8	30.9	19.6	12.6	10.5	5.6	4.4	3.6	-0.8
New entry to doubtful or worse categories during 1HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt		1.5	0.9	0.3	0.2	0.1	0.1	0.2	0.2	-0.0
Doubtful loans		12.8	2.1	1.8	1.5	1.1	1.0	0.3	0.2	-0.1
Total		14.3	3.0	2.1	1.8	1.2	1.1	0.5	0.4	-0.1
New entry to doubtful or worse categories during 2HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt			4.7	34.1	0.5	0.3	0.3	0.3	0.3	-0.0
Doubtful loans			65.0	0.6	0.5	0.4	0.4	0.3	0.2	-0.1
Total			69.7	34.8	1.0	0.7	0.7	0.6	0.5	-0.1
New entry to doubtful or worse categories during 1HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt				1.4	0.3	0.4	0.4	0.3	0.3	-0.0
Doubtful loans				5.1	3.3	2.7	2.6	2.2	1.6	-0.6
Total				6.4	3.6	3.1	2.9	2.5	1.9	-0.6
New entry to doubtful or worse categories during 2HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt					0.6	0.4	0.2	0.1	0.0	-0.0
Doubtful loans					7.0	3.3	2.5	2.3	2.1	-0.2
Total					7.7	3.7	2.6	2.4	2.2	-0.2
New entry to doubtful or worse categories during 1HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt						0.7	0.4	0.2	0.1	-0.1
Doubtful loans						9.6	1.9	0.9	0.3	-0.5
Total						10.3	2.3	1.1	0.4	-0.6
New entry to doubtful or worse categories during 2HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt							1.6	0.4	0.1	-0.3
Doubtful loans							48.2	43.6	0.8	-42.7
Total							49.8	44.0	1.0	-43.0
New entry to doubtful or worse categories during 1HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt								0.6	0.4	-0.1
Doubtful loans								9.4	7.6	-1.8
Total								10.0	8.1	-1.9
New entry to doubtful or worse categories during 2HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt									2.5	2.5
Doubtful loans									13.6	13.6
Total									16.1	16.1

2) Progress of final disposal

(Non-consolidated) (in Billions of Yen)

Period	Primary amount	Amount as of 2HFY2007	Quasi final disposal or in the process of final disposal	Amount of final disposal during 2HFY2007	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (*) (%)
Before 2HFY2003	1,041.2	3.6	1.3	0.8	99.7	99.8
1HFY2004	14.3	0.4	0.0	0.1	97.2	97.2
2HFY2004	69.7	0.5	0.2	0.1	99.3	99.7
1HFY2005	6.4	1.9	0.2	0.6	70.9	74.2
2HFY2005	7.7	2.2	0.0	0.2	71.6	71.9
1HFY2006	10.3	0.4	0.1	0.6	95.7	96.3
2HFY2006	49.8	1.0	0.1	43.0	98.0	98.1
1HFY2007	10.0	8.1	0.1	1.9	19.3	20.7
2HFY2007	16.1	16.1	-	-	-	-
Total		34.1	2.0	47.3		

(*) Ratio of final disposal progression considering quasi final disposal

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Consolidated)

	Billions of Yen	
	Mar. 2008	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	83.0	26.1
Devaluation of securities	42.6	33.0
Allowance for loan losses (including written-off of loans)	52.4	40.2
Provision for retirement benefits	15.8	25.0
Loss carry forwards	7.1	13.0
Unrealized profit	0.1	5.4
Others	31.5	32.6
Valuation allowance	-13.4	-22.0
Offset with deferred tax liabilities	-53.2	-101.3
Deferred tax liabilities (on the balance sheet) (2)	0.1	107.3
Valuation difference on available-for-sale securities	45.2	201.4
Others	8.2	7.2
Offset with deferred tax assets	-53.2	-101.3
Net deferred tax assets (1)-(2)	82.8	-81.1
Percentage to Tier I (*)	7.7%	-
Tier I	1,073.5	1,026.1

(*) As the offset result of Mar. 2007 is negative (deferred tax liabilities), number is stated " - ".

(Non-consolidated)

	Billions of Yen	
	Mar. 2008	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	63.6	-
Devaluation of securities	52.4	33.0
Allowance for loan losses (including written-off of loans)	36.3	33.8
Provision for retirement benefits	11.8	11.6
Others	22.3	30.2
Valuation allowance	-8.4	-10.0
Offset with deferred tax liabilities	-50.8	-98.6
Deferred tax liabilities (on the balance sheet) (2)	-	107.0
Valuation difference on available-for-sale securities	45.0	201.2
Others	5.7	4.3
Offset with deferred tax assets	-50.8	-98.6
Net deferred tax assets (1)-(2)	63.6	-107.0
Percentage to Tier I (*)	5.7%	-
Tier I	1,109.4	1,063.1

(*) As the offset result of Mar. 2007 is negative (deferred tax liabilities), number is stated " - ".

2) Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

Amount of loss carried forward has been used up in FY2006.

Thus, the item 2 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets"(*) is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen				
	FY2007	FY2006	FY2005	FY2004	FY2003
Taxable income before deduction of loss carry forwards (*)	147.5	199.2	93.6	103.2	33.8
Net business profit before credit costs	173.8	175.9	164.6	148.2	145.0

(*) Taxable income before deduction of loss carry forwards of FY2007 is preliminary.

(5) Retirement benefits

(Consolidated)

		Millions of Yen		
		Mar. 2008	Mar. 2007	Change
Projected benefit obligation	(A)	**235,645**	230,848	4,797
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets (market value)	(B)	**237,143**	310,612	-73,468
Provision for retirement benefits	(C)	**9,636**	10,078	-441
Advanced benefit paid	(D)	**79,172**	80,391	-1,219
Unrecognized net prior service cost	(E)	**1,354**	842	511
Unrecognized net actuarial loss	(A-B-C+D-E)	**66,683**	-10,294	76,977

		Millions of Yen		
		FY2007	FY2006	Change
Retirement benefit expenses	(A)	**-942**	5,105	-6,047
Gains on return of retirement benefit trusts	(B)	**9,969**	-	9,969
Total	(A+B)	**9,026**	5,105	3,921

(Non-consolidated)

		Millions of Yen		
		Mar. 2008	Mar. 2007	Change
Projected benefit obligation	(A)	**216,455**	211,701	4,753
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets (market value)	(B)	**226,943**	300,709	-73,765
Provision for retirement benefits	(C)	**212**	200	12
Advanced benefit paid	(D)	**79,085**	80,362	-1,277
Unrecognized net prior service cost	(E)	**1,595**	1,117	478
Unrecognized net actuarial loss	(A-B-C+D-E)	**66,788**	-9,963	76,751

		Millions of Yen		
		FY2007	FY2006	Change
Retirement benefit expenses	(A)	**429**	6,687	-6,257
Service cost-benefits earned		**-5,167**	-4,075	-1,091
Interest cost on projected benefit obligation		**-4,230**	-4,073	-156
Expected return on plan assets		**12,205**	13,892	-1,687
Amortization of prior service cost		**-352**	-310	-41
Amortization of net actuarial losses		**-2,571**	1,760	-4,332
Others (additional benefit at retirement, etc)		**545**	-506	1,051
Gains on return of retirement benefit trusts	(B)	**9,969**	-	9,969
Total	(A+B)	**10,398**	6,687	3,711

END